SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              WEINER'S STORES, INC.
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             (Exact Name of Registrant as Specified in its Charter)


            DELAWARE                                      76-0355003
-------------------------------------------            --------------------
 (State or Other Jurisdiction of                        (I.R.S. Employer
  Incorporation or Organization)                        Identification no.)


      6005 WESTVIEW DRIVE, HOUSTON, TEXAS                      77055
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   (Address of Principal Executive Offices)                   (Zip Code)


Registrant's Telephone Number, Including Area Code   (713) 688-1331
                                                   ----------------------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

   Title of Each Class                            Name of Each Exchange on Which
   to be so Registered                            Each Class is to be Registered
   --------------------                           ------------------------------

          NONE
-----------------------------                     -----------------------------

------------------------------                    -----------------------------


 SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                                (Title of class)


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         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATION NOT CONTAINED IN THIS REGISTRATION STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY WEINER'S STORES, INC. THIS REGISTRATION STATEMENT IS FOR INFORMATIONAL PURPOSES AND DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE THE COMMON STOCK OF WEINER'S STORES, INC. OR ANY OTHER SECURITIES. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS REGISTRATION STATEMENT.

         Weiner's Stores, Inc. intends to furnish its stockholders with annual audited financial statements and the related independent auditors' report and with quarterly unaudited summary financial information for the first three quarters of each fiscal year.

                                                 TABLE OF CONTENTS
                                                                           Page

Item 1.        Business....................................................  4
               General.....................................................  4
               Retailing Strategy..........................................  4
               No Prior Market for the Common Stock........................  5
               Absence of Public Market....................................  5
               Limited Post-Chapter 11 Case Operating History..............  5
               Significant Stockholder.....................................  5
               Registration Rights Agreement...............................  6
               Seasonality.................................................  6
               Secured Debt; Ability to Refinance..........................  6
               Capital Expenditure Needs...................................  7
               Competition.................................................  7
               Certain Tax Matters.........................................  7
               Dividend Matters............................................  7
               Preferred Stock.............................................  7
               "Fresh Start" Reporting.....................................  8
               Merchandising...............................................  8
               Store Presentation..........................................  9
               Advertising and Promotion................................... 10
               Management Information Systems.............................. 10
               Method of Payment........................................... 11
               Managers and Other Employees................................ 11
               Trademarks and Service Marks................................ 11
               Other Information........................................... 11

Item 2.        Financial Information....................................... 11
               Selected Historical Financial Data.......................... 11
               Management's Discussion and Analysis of Financial
               Condition and Results of Operations......................... 13
                    Overview............................................... 13
                    "Fresh Start" Reporting................................ 14
                    Results of Operations.................................. 14
                    Liquidity and Capital Resources........................ 16
                    Impact of Inflation.................................... 18
                    Seasonality............................................ 18
                    Recent Accounting Pronouncements....................... 18
                    Income Tax Matters..................................... 19
                    Forward-Looking Statements..............................20


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Item 3.        Properties..................................................  22

Item 4.        Security Ownership of Certain Beneficial Owners and Management22

Item 5.        Directors and Executive Officers..............................24

Item 6.        Executive Compensation........................................27
               Summary Compensation Table....................................27
               Employment Agreements.........................................28
               Option Grants in Fiscal Year 1997.............................29
               1997 Stock Incentive Plan.....................................29
                    General  ................................................29
                    Administration...........................................30
                    Number of Shares Available...............................30
                    Awards Under the Stock Plan..............................31
                    Duration, Amendment and Termination......................32
               Certain Limitations on Deductibility of Executive Compensation33
               Incentive Compensation Plan...................................33
               Pension Plan..................................................33
               Directors Compensation........................................33
               Compensation Committee Interlocks and Insider Participation...34 Board Compensation Committee Report on Executive Compensation.34

Item 7.        Certain Relationships and Related Transactions................35

Item 8.        Legal Proceedings.............................................37

Item 9.        Market Price of and Dividends on the Registrant's Common
               Equity and Related Stockholder Matters........................37

Item 10.       Recent Sales of Unregistered Securities.......................38

Item 11.       Description of Registrant's Securities to Be Registered.......38
               Certain Provisions of the Certificate of Incorporation and
               Bylaws........................................................39

Item 12.       Indemnification of Directors and Officers.....................41

Item 13.       Financial Statements and Supplementary Data...................41

Item 14.       Changes in and Disagreements with Accountants on Accounting and
               Financial Disclosure..........................................41

Item 15.       Financial Statements and Exhibits.............................42

INDEX TO HISTORICAL FINANCIAL STATEMENTS.....................................44

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ITEM 1.  BUSINESS

GENERAL

         Weiner's Stores, Inc., a Delaware corporation (the "Company") incorporated in December 1991, is a neighborhood family retailer of branded products for value-conscious customers. The Company operates 132 stores located primarily in strip shopping centers in Texas and Louisiana, including four stores opened subsequent to the end of fiscal 1997, and employs approximately 3,600 full- and part-time employees. References herein to "Weiner's Stores, Inc." or the "Company" are to Weiner's Stores, Inc., together with its subsidiary, unless the context otherwise indicates.

         The majority of the Company's stores are in strip shopping centers and free standing structures. The current store prototype is approximately 25,000 square feet, with approximately 20,000 square feet for selling space, with the remaining space for office, receiving and layaway storage. The current stores range in total size from approximately 16,000 square feet to 51,000 square feet.

         After achieving peak sales of $322,805,000 in 1992, the Company experienced two years of declining sales and profitability. Numerous factors contributed to the declining results in such periods: the increasing entrance of competition into the Company's markets, the general weak apparel market experienced by many retailers across the United States, and weather cycles that had a negative impact on apparel purchasing. In addition, in early 1995, primarily as a result of such factors, the Company experienced a decline in credit availability from both vendors and its lender.

         On April 12, 1995 (the "Commencement Date"), the Company commenced its case (Case No. 95-417(PJW)) (the "Chapter 11 Case") under chapter 11 ("Chapter 11") of title 11 of the United States Code (the "Bankruptcy Code") before the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Company operated its business and managed its properties as a debtor in possession in bankruptcy until August 26, 1997, when the Company's Amended Plan of Reorganization under Chapter 11 of the Bankruptcy Code, dated June 24, 1997, as amended (the "Plan"), was confirmed by order of the Bankruptcy Court on August 13, 1997.

         An entirely new management team was installed shortly after the filing of the Chapter 11 Case. The new management team has taken initiatives to refocus the retailing strategy, re-establish positive vendor relationships, remodel store presentation, update and modernize systems, revise promotional strategies based on demographic analyses, operate more efficiently and inexpensively, and maximize value in real estate. The Company emerged from bankruptcy on August 26, 1997 (the "Effective Date").

RETAILING STRATEGY

         Based on the Company's ongoing demographic analysis and market research, the Company believes that its customer base is approximately 35% African American, 40% Hispanic and 25% other, a majority of whom have income levels of $30,000 or less per household. The Company has strategically laid out marketing strategies that target the demographic features of its customer base. These features include the ethnic make-up of its customers, value conscious women shoppers with more than one child in the household, fashion oriented young adult males and their strong identification with branded products, and the Company's dominant neighborhood presence.

         The Company's retailing strategy is intended to enhance the Company's ability to compete effectively with off-price retailers, specialty stores, discount stores and department stores. The Company believes that its position as a local neighborhood retailer better enables it to understand the needs of its shoppers, focus on the distinct priorities and tastes of its customer base, provide more complete assortments than off-price retailers and

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specialty stores, sell major branded merchandise that is not available to discount stores and provide more convenient locations and offer better pricing than department stores.

NO PRIOR MARKET FOR THE COMMON STOCK

         Substantially all of the presently outstanding common stock, par value $.01 per share, of the Company ("Common Stock") was issued on the Effective Date pursuant to the Plan, which was confirmed on August 13, 1997 by order of the Bankruptcy Court. Pursuant to the Plan, 18,600,000 shares of Common Stock were issued for the benefit of holders of general unsecured claims against the Company, some of whom may prefer to dispose of their shares rather than to retain them. Of such 18,600,000 issued and outstanding shares of Common Stock, approximately 319,000 shares are held in a Reserve (as such term is defined in the Plan) pending the resolution of certain Disputed Claims (as such terms are defined in the Plan) for distribution to holders of such Disputed Claims or otherwise pursuant to the Plan.

         The actual market value of the Common Stock issued pursuant to the Plan may have been and may continue to be affected by prevailing interest rates, conditions in the financial markets, the initial issuance of Common Stock to holders of claims and other factors. There is currently no established public trading market for the Common Stock nor is it known whether or when one will develop. There can be no assurance that an active market will develop. Further, there can be no assurance as to the degree of price volatility in any such particular market. While the Plan was developed based on an assumed reorganization value of $3.36 per share of Common Stock, such valuation is not an estimate of the price at which the Common Stock may trade in any market. The Company has not attempted to make any such estimate in connection with the development of the Plan. No assurance can be given as to the market prices that will prevail for the Common Stock following the Effective Date.

ABSENCE OF PUBLIC MARKET

         There is currently no active trading market for the Common Stock. The Company has no current intention to apply to list the Common Stock on any national securities exchange. Although the Company may in the future file an application for the Common Stock to be included for quotation on the NASDAQ National Market System ("NASDAQ-NMS"), the Company currently does not qualify for quotation on NASDAQ-NMS and there can be no assurance that such an application will be filed in the future or, if so filed, that it would be approved. There can be no assurance as to the development of any market or as to the liquidity of any market that may develop for the Common Stock.

LIMITED POST-CHAPTER 11 CASE OPERATING HISTORY

         The Company's emergence from Chapter 11 reorganization occurred very recently, and consequently the Company's subsequent operating history is limited. Financial statements for such future periods will not be comparable to the historical financial statements included herein, for the reasons discussed under "Financial Information -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

SIGNIFICANT STOCKHOLDER

         Chase Bank of Texas (formerly known as Texas Commerce Bank N.A.) ("Chase") holds approximately 44.8% of the outstanding shares of the Common Stock. See "Security Ownership of Certain Beneficial Owners and Management." Accordingly, Chase may be in a position to control the outcome of actions requiring stockholder approval, including the election of directors. This concentration of ownership could also facilitate or hinder a negotiated change of control of the Company and, consequently, have an impact upon the value of the Common Stock. Further, the possibility that Chase may determine to sell all or a large portion of its shares of Common Stock in a short period of time may adversely affect the market price of the Common Stock. See "--

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Registration Rights Agreement" and "Certain Relationships and Related
Transactions -- Transactions and Settlements with Chase Bank of Texas."

REGISTRATION RIGHTS AGREEMENT

         The Company has entered into a Registration Rights Agreement, dated as of August 27, 1997, with Chase (the "Registration Rights Agreement"). Under the Registration Rights Agreement, Chase may, at any time after the date that is (i) 24 months after the Effective Date and prior to the Termination Date (defined as the earlier of (a) the date on which Chase ceases to own any Registrable Securities (i.e., subject to certain limitations, the shares of Common Stock received by Chase pursuant to the Plan and any other securities issued or issuable with respect to such Common Stock) and (b) the date that is seven years after the Effective Date), Chase may make a written request of the Company (a "Demand Request") for registration (a "Demand Registration") under the Securities Act of 1933, as amended (the "Securities Act"), of all or part of Chase's Registrable Securities and (ii) 60 months after the Effective Date and prior to the Termination Date, Chase may make an additional Demand Request for a Demand Registration of all or part of Chase's Registrable Securities; provided that in each case the number of Registrable Securities proposed to be sold by Chase must be equal to no less than 20% of the number of Registrable Securities received by Chase pursuant to the Plan. See "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters" and "Description of Registrant's Securities to Be Registered." Sales of or offers to sell a substantial number of shares of Common Stock by Chase at any time, or the perception by investors, investment professionals and securities analysts of the possibility of such sales, could adversely affect the market for and prevailing prices with respect to the Common Stock. See "Security Ownership of Certain Beneficial Owners and Management" and "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters."

SEASONALITY

         The Company's business is seasonal with approximately 44% of the Company's annual sales being generated during the back-to-school selling season in July and August and the Christmas selling season of November and December. Consequently, an amount approximately equivalent to substantially all of the Company's operating income is earned in those four months and the Company typically sustains an operating loss in many of the other months. In addition, the Company's performance, like that of many other retailers, is sensitive to the overall U.S. economy and economic cycles and related economic conditions that influence consumer trends and spending patterns.

SECURED DEBT; ABILITY TO REFINANCE

         On the Effective Date, the Company entered a three-year revolving Credit Agreement (the "Revolving Credit Agreement") with The CIT Group/Business Credit, Inc. ("CIT"), as Agent and Lender. The Revolving Credit Agreement provides a $40,000,000 working capital facility, including a $15,000,000 subfacility for the issuance of letters of credit. The Revolving Credit Agreement is secured by substantially all of the Company's assets. The Revolving Credit Agreement provides that proceeds may be used solely to fund working capital in the ordinary course of business and for other general corporate purposes. The Revolving Credit Agreement further stipulates certain borrowing limitations based on the Company's inventory levels and requires that the Company comply with certain financial covenants. See "Financial Information -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

         There can be no assurance that the Company, upon the termination of the Revolving Credit Agreement, will be able to obtain replacement financing to fund future borrowings and letters of credit or that such replacement financing, if obtained, would be on terms favorable to the Company.

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CAPITAL EXPENDITURE NEEDS

         The Company's capital expenditure plan is designed to allocate funds to projects that are necessary to support the Company's strategic plan. Pursuant to such capital expenditure plan, the Company expects to commit funds to the opening of new stores, major store remodelings, the maintenance and upgrading of existing store locations, the further enhancement of the Company's management information systems and the replacement of the Company's point-of-sale systems. The Company expects to open 30 new store locations in existing and contiguous markets over the next four-year period. Under the terms of the Revolving Credit Agreement, capital expenditures are limited to $7,000,000 in each of fiscal years 1997, 1998 and 1999 and to $5,000,000 for the period commencing January 30, 2000 and ending August 31, 2000, the expiration date of the Revolving Credit Agreement. See "Financial Information -- Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." There can be no assurance that the Company will have the resources required to complete its capital expenditure plan.

COMPETITION

         The retailing industry is intensely competitive. The Company is in competition with numerous retail outlets in the geographic areas in which they operate, including general merchandise stores, off-price stores, large national discount chains and department stores. Many of the retailers with which the Company competes have greater financial resources than the Company and may have various other financial or other competitive advantages over the Company.

CERTAIN TAX MATTERS

         In the Company's financial statements included elsewhere in this Registration Statement, the Company reports consolidated federal income tax net operating loss ("NOL") carryforwards of approximately $37,000,000 as of January 31, 1998. In accordance with Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), issued by the American Institute of Certified Public Accountants, the income tax benefit resulting from any future realization of the NOL carryforwards not recognized as of the Effective Date will be credited to reorganization value in excess of amounts allocable to identifiable assets and then to additional paid-in capital. See "Financial Information -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 5 of the Notes to Financial Statements included elsewhere in this Registration Statement.

DIVIDEND MATTERS

         The Company presently does not intend to pay cash dividends in the foreseeable future. In addition, the terms of the Revolving Credit Agreement prohibit payment of cash dividends on the Common Stock. The payment of cash dividends, if any, will be made only from assets legally available for that purpose, and will depend on the Company's financial condition, results of operations, current and anticipated capital requirements, restrictions under then existing debt instruments and other factors deemed relevant by the Board of Directors of the Company.

PREFERRED STOCK

         Until such time (if any) as the Board of Directors of the Company determines that the Company should issue shares of the Company's preferred stock, without par value ("Preferred Stock"), and establishes the respective rights of the holders of one or more series thereof, it is not possible to state the actual effect of authorization of the Preferred Stock upon the rights of holders of Common Stock. The effects of such issuance, however, could include, among others, the following: (i) reduction of the amount of cash otherwise available for payment of dividends on Common Stock if dividends are also payable on the Preferred Stock, (ii) restrictions on dividends on Common Stock if dividends on the Preferred Stock are in arrears, (iii) dilution of the voting power
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of Common Stock (if the Preferred Stock has voting rights (including, without limitation, votes pertaining to the removal of directors)) and (iv) restriction of the rights of holders of Common Stock to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted to the holders of Preferred Stock. In addition, so called "blank check" preferred stock (such as the Preferred Stock) may be viewed as having possible anti-takeover effects, if it were used to make a third party's attempt to gain control of the Company more difficult, time consuming or costly. The Company has no current plans pursuant to which Preferred Stock would be issued as an anti-takeover device or otherwise.

"FRESH START" REPORTING

         The financial information for the thirty weeks ended August 25, 1997 (Predecessor Company) and for the twenty-three weeks ended January 31, 1998 (Successor Company) included under "Selected Historical Financial Data" reflects the effectiveness of the Plan and the application of the principles of "fresh start" reporting in accordance with SOP 90-7, which provides guidance for financial reporting by Chapter 11 debtors during and upon emergence from Chapter 11 cases. SOP 90-7 is applicable because the Company's pre-reorganization stockholders received less than 50% of the reorganized Company's newly issued Common Stock and the enterprise value of the reorganized Company is less than the total of all prepetition allowed claims and post-petition liabilities. Accordingly, such financial information is not comparable to the Company's historical financial information prior to the Effective Date included elsewhere herein.

         The reorganization value used as a basis for the "fresh start" reporting was determined to be in a range of $70,000,000 to $80,000,000. After cash distributions of approximately $11,100,000 provided for in the Plan, the midpoint value is approximately $63,900,000, or $3.36 per share of Common Stock. Based upon the midpoint reorganization value, the equity value of the Company as of August 26, 1997 was calculated to be approximately $63,900,000. The range of reorganization values of the Company was determined based upon a number of assumptions, including a successful reorganization of the Company's business and finances in a timely manner, the achievement of the forecasts reflected in the financial projections, and the availability of certain tax attributes.

         Estimates of value do not purport to be appraisals or necessarily reflect the values that may be realized if assets are sold. The estimates of value represent hypothetical reorganization values of the Company as the continuing owner and operator of its business and assets. Such estimates reflect computations of the estimated reorganization value of the Company through the application of various valuation techniques and do not purport to reflect or constitute appraisals, liquidation values or estimates of the actual market value that may be realized through the sale of any securities issued pursuant to the Plan, which may be significantly different than the amounts set forth herein.

         "Fresh start" accounting adjustments have been made to reflect the estimated adjustments necessary to adopt "fresh start" reporting in accordance with SOP 90-7. "Fresh start" reporting requires that the reorganization value of the Company be allocated to its assets in conformity with Accounting Principles Bulletin Opinion No. 16, "Business Combinations," for transactions reported on the basis of the purchase method. Any reorganization value greater than the fair value of specific tangible or identified intangible assets is to be included on the Balance Sheet as reorganization value in excess of amount allocable to identifiable assets (the "Excess Reorganization Value") and amortized over time.

MERCHANDISING

         The Company's merchandising strategy is to closely focus on its markets and on the desires and preferences of its customer base. This strategy was undertaken after a review of the markets that the Company serves, including the demographics and income levels of its customers. In addition, the Company performed an in-depth analysis with a view toward better understanding the productivity of the merchandising assortment at a department level in terms of sales per square foot and gross margin dollar amounts. The Company recognizes that one of its competitive strengths relative to many other retail apparel discounters is the availability of several key

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brands such as Nike, Reebok, Fila, Champion, Levi's, Lee and Starter. Much of
the in-store and overall marketing strategies focus on such brands. Management has and will invest appropriate resources and priority to strengthening these relationships and adding incremental products from these vendors. Additionally, the Company has identified several additional brands that will enhance the assortment and is developing action plans to address appropriate vendors. The Company has also identified several merchandise departments and classifications that in the past have been nonexistent or insufficiently funded or spaced at the Company's stores. The Company is currently defining classifications and/or items, identifying vendors, creating space allocations and developing pricing strategies to properly address these matters.

         The following table sets forth the percentage of the Company's sales in fiscal 1997 accounted for by each of the following categories of merchandise:

            Fiscal 1997 Percentage of Sales by Merchandise Categories
            ---------------------------------------------------------

                 Shoes................................... 18.6%
                 Children's.............................. 21.6%
                 Accessories............................. 3.5%
                 Women's................................. 26.7%
                 Men's................................... 29.6%
                                                        ---------
                                                         100.0%


         Pricing. The Company offers substantially the same merchandise assortments and prices at all of its stores. The Company prices its merchandise with the intent that it be perceived by the Company's customers as a good value at fair prices. The Company believes that its pricing structure must reflect the environment in which the stores and the customers are located and that sales prices of merchandise must be extremely competitive with respect to national mass merchandise discounters and better than the department stores.

         Purchasing. The Company purchases merchandise from many top brand-name companies, primarily through domestic sources. Since January 28, 1995, the Company has narrowed and consolidated its total number of vendors. This reduction resulted from a narrowing of the merchandise mix and from management's initiatives to develop selected vendor relationships which the Company anticipates will result in long-term partnerships. The Company focused on merchandise categories and product lines to enable the Company to work with fewer vendors than do most mall-based retailers. The Company has established relationships with many of its vendors to plan promotions, review marketing strategies, exchange information through electronic data interchange, manage stock levels and develop quick response inventory replenishment systems. Management believes the appeal of the Company's merchandising strategy to quality brand-name vendors leads to cooperative advertising funding.

         During fiscal 1997, the Company had two major vendors that accounted for approximately 15% and 10%, respectively, of total Company purchases. The Company's 20 largest vendors accounted for approximately 55% of total Company purchases during fiscal 1997. The Company believes that its relationship with its vendors is strong. The Company's business is driven by brand names, and the loss of the use of a brand name could have a material adverse effect on the Company's business, including its results of operations.

STORE PRESENTATION

         The Company designed a prototype store to test whether well executed merchandise strategies and merchandise presentation, a customer friendly store and a better organized layout could positively impact sales performance. The store remodeling encompassed a prototype shell, layout, fixturization, signage and presentation standards that the Company believes are appropriate to possibly duplicate at other stores.

         Since such prototype remodeling, the Company has completed three additional full remodelings in a similar format. The Company has also developed a hybrid remodeling in which the shoe department and stock rooms are not moved, but substantially all other aspects of the prototype are incorporated. As of the date of this
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Registration Statement, the Company has remodeled 16 stores based on the hybrid prototype. In addition, the Company has completed a mini-remodeling at approximately 100 other locations. As of the date of this Registration Statement, substantially all of the Company's stores have been upgraded to some extent. Mini- remodelings encompass many of the concepts of a full remodeling at a significantly lower cost. In addition to adjusted layouts and adjacencies and upgraded signage, the concepts encompassed by mini-remodelings include most of the new fixture package, the valance with logos and, depending on the store configuration, new lighting and power aisles. In addition to opening eight new stores (four in fiscal 1997 and four in March 1998) in the prototype format, the Company plans to open additional stores in the prototype format annually and to complete further remodelings in either the prototype or hybrid prototype format. These capital expenditures will be funded with cash generated by operations and borrowings under the Revolving Credit Agreement. See "Financial Information -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Capital Expenditures."

ADVERTISING AND PROMOTION

         All advertising and promotion decisions are made by the Company's central merchandising and advertising staff. Key advertising and promotional programs include:

         o adjusting the marketing calendar to introduce new events and replace old events;

         o improving the quality of media with more thematic presentations that appeal to the Company's customer base, illustration of products with greater impact and color assortment, and specialized merchandise classifications;

         o coordinating with buyers to maximize return, ensure an in-stock position on ad items and evaluate pricing programs;

         o moving the mix of advertising media to more focused promotional booklets;

         o targeting print mailings in a more efficient manner and focusing on the demographics of different markets; and

         o        upgrading in-store signage.

         The Company has strategically laid out marketing strategies that target the demographic features of its customer base. These demographic features include the ethnic make-up of its customers, value conscious women shoppers with more than one child in the household, fashion oriented young adult males with strong demand for identification with branded products, and the Company's neighborhood presence.

MANAGEMENT INFORMATION SYSTEMS

         In the fall of 1996, the Company began the installation of an integrated merchandising package which includes modules for accounts payable, general ledger, planning, allocation, merchandise analysis, stores and the Company's distribution center. The accounts payable and the general ledger package were installed in fall 1996. In spring 1997, the allocations module was installed and in early fall 1997, the planning module was installed. The remaining portion of the installation was completed in early 1998. This system was Year 2000 compliant when purchased.

         The complete implementation of such system will generate benefits in the following areas: a more defined merchandise reporting system with incremental classification, improved open-to-buy reporting, better information with regard to markdowns, price line reporting, vendor analysis reporting, open-to-ship reporting for improved allocation and auto-allocation capabilities and marketing profitability analysis. As a result of the installation of

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
such system, the Company is in a position to install upgraded point-of-sale ("POS") systems and hardware at the store level.

METHOD OF PAYMENT

         Approximately 90% of the Company's net sales are made by cash or check, and 10% by national credit cards. Under the related credit card agreements, the Company receives daily payments on amounts charged on those cards. Such a payment is not subject to recovery by such companies unless the charge in question involved the invalid use of such card. The Company does not have its own credit card program, but does offer a lay-away program, which accounts for approximately 10% of the Company's business.

MANAGERS AND OTHER EMPLOYEES

         A typical store has three salaried managers and approximately 20 other employees, of which approximately six are full-time. During fiscal 1997, the total number of employees (including part-time and seasonal employees) ranged from a low of 3,500 to a high of approximately 3,800 during the Christmas selling season. Approximately 63% of the Company's non-salaried employees are part-time. None of the Company's employees are covered by collective bargaining agreements. The Company considers its relationship with its employees to be good.

TRADEMARKS AND SERVICE MARKS

         The mark "Weiner's" and other marks using the Company's distinctive logos are federally registered service marks of the Company, and the Company considers these marks and the accompanying goodwill and customer recognition to be valuable to its business. The Company has registrations for other trademarks and service marks routinely used in the Company's marketing, advertising and promotions. Such registrations can be kept in force in perpetuity through continued use of the marks and timely applications for renewal.

OTHER INFORMATION

         The Company has not experienced, and does not expect to experience, any material effects on its capital expenditures, operating performance or competitive position from the Company's compliance with applicable environmental laws and regulations.

         The Company has no export sales and no foreign-based operations. The Company is engaged in one line of business, the retail sale of merchandise. Accordingly, no data with respect to industry segments is reported herein.

         The Company has not spent and does not plan to spend material amounts on Company-sponsored research and development activities.

ITEM 2.  FINANCIAL INFORMATION

                       SELECTED HISTORICAL FINANCIAL DATA

         The following table presents selected historical financial data as of and for each of the fiscal years in the five-year period ended January 31, 1998. The following selected historical financial data should be read in conjunction with the financial statements and the related notes and other information contained elsewhere in this Registration Statement, including information set forth herein under "-- Management's Discussion and Analysis of Financial Condition and Results of Operations."

         The historical financial data as of and for each of the fiscal years in the three year period ended January 31, 1998 are derived from financial statements audited by Deloitte & Touche LLP, independent auditors. Additionally, information for the fiscal years ended December 31, 1993 and January 28, 1995 has been derived from audited financial statements.

         The financial condition and results of operations of the Company as of and for the twenty-three weeks ended January 31, 1998 reflects the effectiveness of the Plan and the application of the principles of "fresh start" reporting in accordance with SOP 90-7. Accordingly, such financial information is not comparable to the historical financial condition or results of operations of the Company prior to the Effective Date. See "-- Management's Discussion and Analysis of Financial Condition and Results of Operations."

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                                                                                                                   Successor
                                                                          Predecessor Company                      Company
                                 --------------------------------------------------------------------------     --------------


                                                                  Fiscal years ended(a)            Thirty         Twenty-three
                                 ----------------------------------------------------------------  weeks ended    weeks ended
                                  December 31,        January 28,      January 27,    January 25,  August 25,     January 31,
                                    1993              1995 (b)           1996            1997       1997(c)         1998
                                 -------------        -----------      -----------    -----------  -----------    -----------

                                      (Dollars in thousands, except per share and per square foot data)


INCOME STATEMENT DATA:
Net sales                           $     309,646    $    307,992    $  260,712    $   263,666    $ 160,315    $ 103,322
Operating (loss) income                    (1,230)        (19,104)      (25,847)       (17,864)       1,250       (5,734)
Net income (loss)                             363         (19,664)      (25,605)       (17,220)      18,541       (5,885)

Net loss per share of common stock (e)                                                                         $   (0.31)

BALANCE SHEET DATA:
Working capital                     $      34,927    $     (2,686)   $   64,926    $    54,728    $   43,434   $  41,249
Total assets                              113,231          94,106       103,242         91,285        99,241      80,739
Long-term debt                             19,328              --            --             --           --        5,000

SELECTED OPERATING DATA:
Comparable store net sales
  (decrease) increase                       (2.9)%          (0.4)%       (11.9)%           6.7%                    (0.1)%   (d)
Number of stores
  Beginning of period                          149            155           158            139           131         134
  Opened                                         8              4            --             --             3           1
  Closed                                         2              1            19              8           --            7
  End of period                                155            158           139            131           134         128
Total sales square feet at end
  of period (000's)                          3,184          3,247         2,810          2,652                     2,602    (d)
Average net sales per store         $        2,037   $      1,968    $    1,756    $     1,953                 $   2,036    (d)
Average net sales per square
  foot                              $           99   $         96    $       86    $        97                 $     100    (d)


-------------------------------------
NOTES:
(a) In 1993, the Company was on a calendar year that ended on December 31, 1993. Fiscal year 1994 was a thirteen-month period that ended on January 28, 1995. Fiscal years 1995 and 1996 each contained 52 weeks and ended January 27, 1996 and January 25, 1997, respectively. Fiscal 1997, which contained 53 weeks, ended on the Saturday closest to January 31st (i.e., January 31, 1998).
(b) As of January 1, 1994, the Company changed its fiscal year from a calendar year to a 52- or 53-week fiscal year. As a result of this change, the financial information for the period ended January 28, 1995 (fiscal 1994) includes the results of the calendar year ended December 31, 1994 and the results from the month of January 1995, a period of 13 months. The Company has not restated the results of operations on a comparative 52-week basis.
(c) Net income for the thirty weeks ended August 25, 1997 includes $1,519,000 in "fresh start" expense and $18,683,000 in extraordinary gain related to debt discharge.
(d) Amount presented is for the fiscal year ended January 31, 1998.
(e) Net loss per share of common stock for prior periods is not presented as the information is not comparable and the Company believes it is not meaningful.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


         As used herein, unless the context requires otherwise, "1997" refers to the Company's 53-week fiscal year ended January 31, 1998, "1996" refers to the Company's 52-week fiscal year ended January 25, 1997 and "1995" refers to the Company's 52-week fiscal year ended January 27, 1996.

OVERVIEW

         The Company's financial results have changed significantly over the past three years, principally as a result of its filing for reorganization under Chapter 11 of the Bankruptcy Code on April 12, 1995 and subsequent emergence from Chapter 11 reorganization on August 26, 1997.

         The Company's net income for 1997 was $12,656,000 compared to a net loss of $17,220,000 and $25,605,000 in 1996 and 1995, respectively. An extraordinary gain for debt discharge of $18,683,000 favorably impacted the results in 1997. Comparable 53-week stores' sales were virtually flat in 1997. In 1996, comparable 52-week stores' sales increased 6.7%. The Company had an operating loss as a percentage of sales of 1.7% in 1997, 6.7% in 1996 and 9.9% in 1995.

         The Company incurred a net loss of $5,885,000 for the twenty-three weeks ended January 31, 1998 (Successor Company). This loss was primarily due to high seasonal markdowns and competitive pressure during the holiday season.

         The Company emerged from Chapter 11 reorganization in 1997. The Company incurred reorganization expenses of $2,406,000, $10,742,000 and $9,753,000 in 1997, 1996 and 1995, respectively. These charges included, over such three year period, approximately $8,100,000 in relation to the closing of unprofitable stores and a warehouse facility, $8,000,000 in professional fees, $3,200,000 of system and store reorganization costs, $2,800,000 of administrative reorganization costs, and approximately $801,000 of other reorganization costs.

         In 1996, the Company wrote off $3,044,000 of impaired assets as a result of management's decision to replace the Company's point-of-sale equipment in the future, the effect of which was to significantly reduce the estimated useful lives of such point-of-sale equipment and associated hardware and software.

         On the Effective Date, the Company restructured its capitalization in accordance with the Plan. The application of "fresh start" reporting provisions of Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7") as of the Effective Date included adjustments to certain assets, which resulted in a $1,519,000 one-time charge to expense. Further, the Company recognized reorganization value in excess of amounts allocable to identifiable assets ("Excess Reorganization Value") of $5,905,000. This Excess Reorganization Value is being amortized by the straight line method over 15 years. Also on the Effective Date, the value of the cash and securities distributed by the Company in settlement of the claims resulted in an extraordinary gain of $18,683,000.

         In 1997, the Company entered into the Revolving Credit Agreement, which provides a $40,000,000 working capital facility and a subfacility of $15,000,000 for letters of credit. Borrowings under the Revolving Credit Agreement are restricted for the sole use of funding working capital requirements in the ordinary course of business and for other general corporate purposes. Under the terms of the Revolving Credit Agreement, capital expenditures are limited to $7,000,000 in each of fiscal years 1997, 1998 and 1999 and to $5,000,000 in the period commencing January 30, 2000 and ending August 31, 2000, the expiration date of the agreement.

"FRESH START" REPORTING

         As a result of "fresh start" reporting under SOP 90-7, the financial information for the twenty-three weeks ended January 31, 1998 is not comparable to the information for the thirty weeks ended August 25, 1997 or the fiscal years ended January 25, 1997 and January 27, 1996. However, except as described below, the Company believes that the impact of the "fresh start" reporting adjustments, while material, is identifiable, and that combining the twenty-three weeks ended January 31, 1998 with the thirty weeks ended August 25, 1997 provides a useful basis for comparison to the prior periods. Therefore, the following discussion assumes the periods in fiscal 1997 are combined.

RESULTS OF OPERATIONS

         The following table sets forth income statement data for 1997, 1996 and 1995 expressed as a percentage of sales:


                                                                             1997(1)           1996             1995
                                                                         --------------   ---------------  ---------------

Net sales.............................................................           100.0%            100.0%           100.0%

Cost of goods sold....................................................            67.8%             68.0%            69.0%
                                                                         --------------   ---------------  ---------------

Gross margin..........................................................            32.2%             32.0%            31.0%

Selling, administrative and other operating costs.....................            33.0%             33.6%            37.2%

Reorganization expense................................................             0.9%              4.0%             3.7%

Impairment of assets..................................................             0.0%              1.1%             0.0%
                                                                         --------------   ---------------  ---------------

Operating loss........................................................            -1.7%             -6.7%            -9.9%

Interest income (expense), net........................................             0.0%              0.2%             0.0%

Fresh start adjustments...............................................            -0.6%              0.0%             0.0%
                                                                         --------------   ---------------  ---------------

Loss before income taxes and extraordinary gain.......................            -2.3%             -6.5%            -9.9%

Deferred income tax benefit...........................................             0.0%              0.0%             0.1%
                                                                         --------------   ---------------  ---------------

Loss before extraordinary gain........................................            -2.3%             -6.5%            -9.8%

Extraordinary gain....................................................             7.1%              0.0%             0.0%
                                                                         --------------   ---------------  ---------------

Net income (loss).....................................................             4.8%             -6.5%            -9.8%
                                                                         ==============   ===============  ===============

--------------------

(1) Reflects the combining of the twenty-three weeks ended January 31, 1998 (Successor Company) and the thirty weeks ended August 25, 1997 (Predecessor Company).

         1997 Compared to 1996. Net sales decreased slightly to $263,637,000 in 1997 from $263,666,000 in 1996. Fiscal year 1997 was a period of 53 weeks compared to a period of 52 weeks in fiscal year 1996. This decrease in sales was primarily attributable to the closing of 15 stores over the last two years and the slight decline in comparable stores' sales of .01% on a 53-week comparable basis, offset by the opening of four new stores in 1997.

         Cost of goods sold decreased $506,000 to $178,658,000 in 1997 from $179,164,000 in 1996. As a percentage of sales, cost of goods sold decreased to 67.8% in 1997 from 68.0% in 1996. Gross margin increased

$477,000 to $84,979,000 in 1997 from $84,502,000 in 1996. Gross margin as a percentage of sales increased to 32.2% in 1997 from 32.0% in 1996. The improvement is primarily attributable to an improvement in initial markup.

         Selling, general and administrative expenses decreased $1,523,000 to $87,057,000 in 1997 from $88,580,000 in 1996. This reduction is primarily attributable to the closing of 15 stores over the last two years, offset by the opening of four new stores in 1997. As a percentage of sales, selling, general and administrative expenses decreased to 33.0% in 1997 from 33.6% in 1996.

         Reorganization expense decreased $8,336,000 to $2,406,000 in 1997 from $10,742,000 in 1996. This decrease is a result of the Company's emergence from Chapter 11 reorganization on August 26, 1997. Reorganization expense in 1997 was primarily professional fees.

         The Company recorded net interest expense of $24,000 in 1997 compared to net interest income of $596,000 in 1996. The decline is primarily due to the reduction in cash available for investment in 1997 as compared to 1996, lowering interest income significantly. During its bankruptcy proceedings, the Company discontinued accruing interest on substantially all of its prepetition debt. Interest expense has increased as a result of the Company's emergence from Chapter 11 reorganization on August 26, 1997.

         The Company recorded $1,519,000 in "fresh start" expense in relation to its emergence from Chapter 11 reorganization in 1997. Related "fresh start" adjustments of $15,905,000 were credited to retained earnings in 1997 to eliminate the Company's cumulative deficit as of the Effective Date.

         The Company recorded no current or deferred income tax benefit in 1997. In 1996, a deferred tax benefit of $48,000 was recorded. The recognition of income tax benefits in both periods has been affected by limitations on the Company's ability to utilize NOL carryforwards.

         Extraordinary gain of $18,683,000 related to debt discharged in the Company's emergence from Chapter 11 reorganization was recognized in August 1997.

         1996 Compared to 1995. On April 12, 1995, the Company filed for reorganization under Chapter 11. Net sales increased $2,954,000 to $263,666,000 in 1996 from $260,712,000 in 1995. This increase was primarily attributable to a 6.7% increase in comparable stores' sales, which was partially offset in 1996 by closing a total of 27 stores during 1996 and 1995.

         Cost of goods sold decreased $770,000 to $179,164,000 in 1996 from $179,934,000 in 1995. As a percentage of sales, cost of goods sold decreased to 68.0% in 1996 from 69.0% in 1995. Gross margin increased $3,724,000 to $84,502,000 in 1996 from $80,778,000 in 1995. Gross margin as a percentage of sales increased to 32.0% in 1996 from 31.0% in 1995. This increase was primarily due to lower markdowns taken on clearance merchandise.

         Selling, general and administrative expenses decreased $8,292,000 to $88,580,000 in 1996 from $96,872,000 in 1995, primarily due to the closing of 27 unprofitable stores in 1996 and 1995. As a percentage of sales, selling, general and administrative expenses decreased to 33.6% in 1996 from 37.2% in 1995. This decrease as a percentage of sales was primarily the result of continued improvement in the productivity of store sales employees and corporate personnel through more effective utilization of technology and the closing of unprofitable stores.

         Reorganization items increased $989,000 to $10,742,000 in 1996 from $9,753,000 in 1995. Reorganization items represent expenses incurred as a result of Chapter 11 case and subsequent reorganization efforts and include professional fees and related expenses and provisions for closed stores. The increase in 1996 is primarily a result of professional fees and related expenses and provisions for closed stores in 1996 as compared to 1995.

         During March 1995, the Financial Accounting Standards Board issued SFAS 121, which the Company adopted in 1996. As a result of management's decision to replace the Company's point-of-sale equipment with more advanced equipment in the future, an impairment charge of $3,044,000 was recorded in 1996.

         The Company recorded net interest income of $596,000 in 1996 compared to net interest expense of $58,000 in 1995. Upon filing for Chapter 11 reorganization, the Company discontinued accruing interest on substantially all of its prepetition debt.

         The Company recorded a deferred income tax benefit of $48,000 in 1996 and $300,000 in 1995. The recognition of income tax benefits in 1996 and 1995 has been affected by limitations on the Company's ability to utilize NOL carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

         Cash from Operations and Working Capital. The Company's primary sources of liquidity have been cash flow from operations and borrowings under the Revolving Credit Agreement.

         For the three fiscal years ended January 31, 1998, net cash flow from operations was as follows ($ in thousands):

                                                                     1997(1)               1996                1995
                                                              --------------------------------------------------------------

Net income (loss)                                              $           12,656   $         (17,220)   $         (25,605)
Depreciation and amortization                                               4,083               3,644                3,706
Other non-cash charges                                                    (14,723)             14,067               10,369
Changes in current assets and liabilities                                 (15,425)             (4,897)              35,127
                                                                 -----------------   ------------------    ----------------

Net cash (used in) provided by operating activities             $         (13,409)  $          (4,406)   $          23,597
                                                                 =================   ==================    ================

--------------------

(1) Reflects the combining of the twenty-three weeks ended January 31, 1998 (Successor Company) and the thirty weeks ended August 25, 1997 (Predecessor Company).

         In 1997, the increase in cash used in operating activities from 1996 reflects the Company's emergence from Chapter 11 reorganization and the cash payment of certain claims. In 1996, the increase in cash used in operating activities from 1995 is primarily attributable to normal changes in working capital items, reductions in receivables and increases in inventories. The cash provided by operations in 1995 was impacted favorably by an increase in cash and cash equivalents due to the filing of the Chapter 11 Case.

         The Company's working capital, current ratio, and ratio of sales to average working capital at the end of the three fiscal years ended January 31, 1998 were as follows ($ in thousands):


                                           1997          1996          1995
                                      ------------------------------------------

Working capital                             $ 41,249   $54,728     $ 64,926
Current ratio                                    3.4       3.4          4.2
Ratio of sales to average working capital        5.5       4.4          8.4



         The decrease in working capital resulted primarily from the reduction in cash and cash equivalents due to debt settlement in the Company's emergence from Chapter 11 reorganization and the reduction in inventory. The Company funds inventory purchases through cash flows from operations, from borrowings under the Revolving Credit Agreement and favorable payment terms the Company has established with its vendors.

         Net cash provided by financing activities was $5,000,000 in 1997, zero in 1996 and $1,479,000 in 1995.

         Revolving Credit Agreement. On August 26, 1997, the Company entered into the three-year Revolving Credit Agreement. The Revolving Credit Agreement provides a $40,000,000 working capital facility, including a $15,000,000 subfacility for the issuance of letters of credit. The Revolving Credit Agreement is secured by substantially all of the Company's assets. The Revolving Credit Agreement provides that proceeds may be used solely to fund working capital in the ordinary course of business and for other general corporate purposes. Borrowings under the Revolving Credit Agreement bear interest at the reference rate thereunder plus .375% or, at the option of the Company, the Eurodollar Rate thereunder plus 2.25%.

         Under the terms of the Revolving Credit Agreement, capital expenditures are limited to $7,000,000 in each of fiscal years 1997, 1998 and 1999 and to $5,000,000 for the period commencing January 30, 2000 and ending August 31, 2000, the expiration date of the Revolving Credit Agreement. The Revolving Credit Agreement further stipulates certain borrowing limitations based on the Company's inventory levels and requires that the Company comply with certain financial covenants.

         At January 31, 1998, the Company had approximately $18,100,000 of availability under the Revolving Credit Agreement, after considering borrowings and outstanding letters of credit. At January 31, 1998, the outstanding letters of credit thereunder were approximately $4,800,000.

         The Company believes that its internally generated cash flow, together with borrowings under the Revolving Credit Agreement, will be adequate to finance the Company's operating requirements, debt repayments and capital needs during the foreseeable future. Any material shortfalls in operating cash flow could require the Company to seek alternative sources of financing or to reduce capital expenditures.

         Capital Expenditures. The Company's primary capital requirements have been for the remodeling of existing stores, the opening of new stores and the enhancement of management information systems. The Company spent approximately $8,100,000 during the three-year period ended January 31, 1998 to open new stores and upgrade/remodel existing stores. Also during the past three years, approximately $3,300,000 was invested in new management information systems including an upgraded technology infrastructure throughout the organization and improved distribution center technology. The new management information systems were purchased Year 2000 compliant. As of March 31, 1998, the Company has not incurred any capital expenditures solely as a result of Year 2000 compliance issues.

         In connection with the technology upgrade, the Company believes that its management information system is Year 2000 compliant and that the Company will not incur any significant costs for Year 2000 compliance. The Company is not certain whether its customers, suppliers and other constituents are Year 2000 compliant. If any such customers, suppliers and other constituents are not Year 2000 compliant, the resolution of their Year 2000 issues could represent a material event or uncertainty that could reasonably be expected to significantly impact the Company's future results of operations.

         The Company's capital expenditures are expected to be between approximately $6,500,000 and $7,000,000 in fiscal 1998 for the opening of new stores, remodeling of existing stores and management information systems enhancements. The Company will fund these capital expenditures from cash generated by operations and borrowings under the Revolving Credit Agreement.

IMPACT OF INFLATION

         In recent years, the impact of inflation on the Company's results of operations has been insignificant. As operating expenses have increased, the Company has been unable, due to competitive pressure, to recover these increases in costs by increasing prices over time. Future results of the Company will depend on, among other things, the competitive environment, the prevailing economic climate and the ability of the Company to adapt to these conditions.

SEASONALITY

         The Company's business is seasonal with approximately 44% of the Company's annual sales being generated during the back-to-school selling season in July and August and the Christmas selling season of November and December. Consequently, an amount approximately equivalent to substantially all of the Company's operating income is earned in those four months and the Company typically sustains an operating loss in many of the other months. In addition, the Company's performance, like that of many other retailers, is sensitive to the overall U.S. economy and economic cycles and related economic conditions that influence consumer trends and spending patterns.

RECENT ACCOUNTING PRONOUNCEMENTS

         At the beginning of fiscal 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." In fiscal 1996, the Company adopted Statement of Accounting Standards No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." In accordance with FAS 121, the Company, in 1996, wrote off $3,044,000 of impaired assets as a result of the Company's decision to replace its point-of-sale equipment in the future.

         In fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share." For fiscal 1997, there is no difference between basic and diluted earnings per common share, as the inclusion of 898,500 options of common shares granted pursuant to the Company's 1997 Stock Incentive Plan (the "Stock Plan") would have an anti-dilutive effect.

         The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" effective for fiscal years beginning after December 15, 1997. The Company believes this statement will have no impact on its financial presentation. Further, FASB has issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," also effective for fiscal years beginning after December 15, 1997. The Company does not have industry segments and does not believe this pronouncement will impact its financial presentation.

INCOME TAX MATTERS

         Pursuant to the Plan, Administrative Expenses and Priority Claims generally were paid in full. Other claims against the Company were paid at a discount. Payments of claims at a discount resulted in cancellation of indebtedness ("COD") income. COD income in the amount of $18,683,000 arose from payment of claims at a discount.

         This COD income ultimately may be excluded from the Company's taxable income pursuant to certain bankruptcy exclusion rules, which the Company plans to use. However, if the Company excludes COD income from its taxable income because of the bankruptcy exclusion rules, generally, after the determination of the Company's tax for the taxable year of discharge, the amount excluded from the gross income must be applied to permanently reduce the following relevant tax attributes of the Company in the order and in the amounts set forth below.

         o first NOLs for the taxable year of the discharge and then NOL carryovers to such taxable year,dollar-for-dollar;
         o general business credit carryovers to or from the taxable year of discharge, 33-1/3 cents for each dollar of excluded income;
         o the minimum tax credit available under Section 53(b) of the Tax Code as of the beginning of the taxable year immediately following the taxable year of discharge, 33-1/3 cents for each dollar of excluded income;
         o any net capital losses for the taxable year of the discharge and any capital loss carryover to such taxable year, dollar-for-dollar;
         o the basis of the taxpayer's assets, both depreciable and nondepreciable, held by the taxpayer at the beginning of the taxable year following the taxable year in which the discharge occurs dollar-for-dollar, but the basis reduction shall not exceed the excess of the aggregate bases of the property held by the taxpayer immediately after the discharge over the aggregate of the liabilities of the taxpayer immediately after the discharge.

         In the Company's financial statements and the related notes included elsewhere in this Registration Statement, the Company reported a federal income tax NOL carryforward of approximately $37,000,000 as of January 31, 1998.

         Tax attributes remaining after the application of the above COD rules would then be subject to limitation- on-utilization rules. The Tax Code imposes limitations on the utilization of tax attributes, such as NOL carryovers, after certain changes in the ownership of a loss company. The Company is a loss company.

         In general, pursuant to Tax Code Section 382, an ownership change of more than 50% of the value of stock of a loss corporation within a three-year testing period (an "Ownership Change") will trigger limitations as to the use of a loss corporation's NOL carryovers ("Section 382 Limitation"). After an Ownership Change, the amount of a loss corporation's taxable income that can be offset by existing NOL carryovers cannot exceed an amount equal to the value of the loss corporation (excluding certain contributions to capital) multiplied by a specific rate of return periodically published by the Internal Revenue Service ("IRS") (the U.S. long-term, tax exempt bond rate). In any given year, this
Section 382 Limitation may be increased by certain built-in gains realized after, but accruing economically before, the ownership change and the carryover of unused Section 382 limitations from prior years. (The long-term tax-exempt rate for ownership change during the month of August 1997 is 5.64%).

         No NOL carryovers or credit carryovers will survive an Ownership Change if a continuity of business enterprise requirement is not met during the two-year period beginning on the date of the Ownership Change of the loss corporation. Under this continuity requirement, the loss corporation is required to continue its historic business or to use a significant portion of its assets in such a business. The Company believes that the continuity of business enterprise requirement will be met.

         Under the Plan, all of the shares of the Company held by its former stockholders were canceled and 100% of the outstanding Common Stock was issued to the Company's creditors (other than 400,000 shares of Common Stock issued to management; see "Executive Compensation - 1997 Stock Incentive Plan - General"). Accordingly, the Company will have an Ownership Change within the meaning of Tax Code Section 382.

         Section 382 of the Tax Code also contains a provision, Section 382(l)(5), which provides that in a Title 11 or similar case under the jurisdiction of a Bankruptcy Court (a "Title 11 Case"), the Section 382 Limitation will not apply to certain Ownership Changes. In the case of the Company, there are specific rules which make Section 382(l)(5) undesirable. The Company may elect instead to be subject to a special valuation rule under Tax Code Section 382(l)(6). Under this special valuation rule, for purposes of computing the annual Section 382 Limitation, the value of the loss corporation is determined by including the increase in the value of such stock that occurs as the result of any surrender or cancellation of the claims of creditors. This special rule might result in a greater value for the Company, and therefore a less onerous Section 382 Limitation on the use of the Company's NOL or credit carryovers.

         The Company intends to elect to have its NOL be governed by the Section 382(l)(6) exception. Based on its federal income tax returns as filed and the advice of the Company's tax consultants, the Company believes it will have an NOL of approximately $37,000,000.

         Thus, the Company believes that under the Section 382(l)(6) limitation, since the fair market value of the equity of the Company immediately after the reorganization was approximately $63,000,000 and the long-term tax-exempt rate is 5.64%, the annual utility of the Company's NOL is approximately $3,500,000, subject to certain adjustments. If the Company has a net unrealized built-in gain with respect to its assets, the annual limitation may be augmented to the extent the Company realizes such gain within the five-year recognition period following the reorganization.

         The amount of NOLs available to the Company is based on factual and legal issues with respect to which there can be no certainty. The actual annual utility of the NOL carryovers related to pre-change years will be determined by actual market value, which may be different from amounts estimated herein, and the actual long-term exempt rate at the date of reorganization. Therefore, the amount of NOL carryovers is subject to adjustments by the IRS and it is entirely possible that the NOLs could be significantly less than $37,000,000.

         A corporation is required to pay alternative minimum tax to the extent that 20% of "alternative minimum taxable income" ("AMTI") exceeds the corporation's regular tax liability for the year. AMTI is generally equal to regular taxable income with certain adjustments. For purposes of computing AMTI, a corporation is entitled to offset no more than 90% of its AMTI with NOLs (as computed for alternative minimum tax purposes). Section 382 is applicable to the alternative minimum tax net operating loss. If the Company's consolidated group is subject to the alternative minimum tax in future years, a federal tax of 2% (20% of the 10% of AMTI not offset by NOLs) will apply to any net taxable income earned by the Company's consolidated group in future years that is otherwise offset by NOLs.

FORWARD-LOOKING STATEMENTS

         This document contains forward-looking statements. The words "anticipate," "believe," "expect," "plan," "intend," "seek," "estimate," "project," "will," "could," "may" and similar expressions are intended to identify forward-looking statements. These statements include, among others, information regarding future operations, future capital expenditures and future net cash flow. Such statements reflect the Company's current views with respect to future events and financial performance and involve risks and uncertainties, including, without limitation, general economic and business conditions, changes in foreign, political, social and economic conditions, regulatory initiatives and compliance with governmental regulations, the ability of the Company and its competitors to predict fashion trends and customer preferences and achieve further market penetration and additional customers, consumer apparel buying patterns, adverse weather conditions, inventory risks due to shifts in market demand, and various other matters, many of which are beyond the Company's control. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove to be incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated or otherwise indicated. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effect on the Company or its business or operations. The Company does not undertake and expressly disclaims any obligation to publicly update or revise any such forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.
                                       21

ITEM 3.  PROPERTIES

         The Company's principal owned or leased properties include 132 leased stores, of which 110 are in Texas and 22 are in Louisiana, as well as the Company-owned and operated distribution center/headquarters facility located in Houston, Texas.

         The Company leases all of its 132 stores. Most leases are long-term net leases (i.e., lease contracts without a purchase option) which expire on varying dates through 2008. Most of the store leases include renewal options for an additional 5 to 15 years and require the Company to pay taxes, insurance and certain common area maintenance costs in addition to specified minimum rent. Most of the leases also require the payment of contingent rent based upon a specified percentage of sales in excess of a base amount.

         The following table sets forth, as of March 31, 1998, the number of leases that will expire in each of the indicated calendar years and the number of such leases in each year that have renewal options of five or more years:

                                                              Number of
                                                               Leases
                                      Number of              Containing
        Calendar Year              Leases Expiring         Renewal Option
        -------------              ---------------         --------------
            1998                         23                      23
            1999                         33                      31
            2000                         26                      24
            2001                         21                      21
            2002                         15                      14
         Thereafter                      14                       11
                                         --                      ---
            Total                        132                     124


         Most of the Company's stores are either free standing structures or anchors in strip shopping centers. The vast majority of the stores were opened from the mid-1970's to the early 1990's. The Company did not open any new stores in fiscal 1995 or fiscal 1996. Consistent with the Company's operating strategies, the Company opened four new stores in fiscal 1997. Furthermore, in fiscal 1996 and 1997, the Company remodeled 20 existing stores to the prototype or hybrid prototype format. See "Business -- Store Presentation." The Company enters into and terminates leases from time to time in the ordinary course of business as new stores are opened and stores are closed.

         The Company's distribution center/headquarters facility in Houston, Texas contains approximately 376,000 square feet and is located on approximately
8.2 acres of land. Such real property is subject to an encumbrance created by the Deed of Trust, Assignment of Rents, Security Agreement and Financing Statement entered into by the Company for the benefit of CIT in connection with the Revolving Credit Agreement.

         The Company considers its distribution center/headquarters facility to be suitable and adequate for its operations for the foreseeable future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information concerning the beneficial ownership as of March 31, 1998 of Common Stock by (a) each stockholder known by the Company to own beneficially in excess of five percent of the Common Stock, (b) each executive officer named in "Executive Compensation -- Summary Compensation Table" and each member of the Board of Directors and (c) all such executive officers and members of the Board of Directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power, except to the extent that authority is shared by spouses under applicable law, and (ii) both record and beneficial ownership with respect to the shares of Common Stock indicated as being beneficially owned by them.


                        Name of                       Number of Shares              Estimated
                   Beneficial Owner                   Beneficially Owned     Percentage Ownership (1)
------------------------------------------------     --------------------    -------------------------

Chase Bank of Texas. ...........................             8,558,252                     44.8%
707 Travis Street
Houston, Texas  77002

Magten Asset Management Corp. (2)...............             1,233,110                      6.5%
35 East 21st Street
New York, New York  10010

Pengo Securities Corp. (3)......................             1,135,435                      5.9%
885 Third Avenue
New York, New York 10022

Herbert R. Douglas (4)..........................               243,333                       *

Raymond J. Miller (5)...........................                80,000                       *

Jerome L. Feller (5) ...........................                80,000                       *

James L. Berens (5).............................                40,000                       *

Joseph J. Kassa (5).............................                40,000                       *

Michael G. Klaiman (5) .........................                    --                      --

Merwin F. Kaminstein............................                    --                      --

Randall L. Lambert..............................                    --                      --

Gasper Mir......................................                    --                      --

F. Hall Webb (6)................................                   (6)                     (6)

Melvyn L. Wolff.................................                    --                      --

All directors and named executive officers as a
      group (11 persons) (4), (5), (6)..........             9,041,585                     47.4%


-----------------------------
*Less than one percent of the Common Stock.

(1) Based on the total number of shares of Common Stock required to be issued pursuant to the Plan. The Plan required the Company to issue an aggregate of 18,600,000 shares of Common Stock (excluding 400,000 shares of Restricted Stock issuable pursuant to the Stock Plan), assuming the allowed amount of all claims filed against the Company by its general unsecured creditors will not exceed $85,200,000, the Company's current estimate of the total amount needed to settle such claims. As of March 31, 1998, approximately 319,000 shares of Common Stock are held in a Reserve pending the resolution of certain Disputed Claims pursuant to the Plan. See "Business-- No Prior Market for the Common Stock," "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters" and "Description of Registrant's Securities to Be Registered."

(2) Magten Asset Management Corp. is a registered investment advisor that manages a number of discretionary accounts including Magten Partners, LP, Magten Group Trust, The Saturn Fund, and Hughes Master Retirement Trust. Magten Asset Management Corp. disclaims any beneficial ownership of such Common Stock.
(3) Pengo Securities Corp. is a registered investment advisor that manages a number of discretionary accounts including Pengo, L.L.C., Pengo Industries, Inc., RDS Group Holdings, Inc., SDR Group Holdings, Inc., and Randall D. Smith.
(4) Includes 160,000 shares of Common Stock granted pursuant to the Stock Plan and 83,333 shares of Common Stock issuable pursuant to options granted pursuant to the Stock Plan which are currently exercisable. Does not include 166,667 shares of Common Stock issuable pursuant to options granted pursuant to the Stock Plan, none of which options are currently exercisable or will become exercisable within 60 days of the date of this Registration Statement. See "Executive Compensation -- Option Grants in Fiscal Year 1997" and "-- 1997 Stock Incentive Plan -- General."
(5) Does not include shares of Common Stock issuable pursuant to options granted to members of management, including Messrs. Miller (125,000), Feller (125,000), Berens (75,000), Kassa (75,000) and Klaiman (25,000),
         respectively, in each case pursuant to the Stock Plan, none of which options are currently exercisable or will become exercisable within 60 days of the date of this Registration Statement. See "Executive Compensation -- Option Grants in Fiscal Year 1997" and "-- 1997 Stock Incentive Plan."
(6) Mr. Webb, who is a Director of the Company, is Senior Vice President of Chase Bank of Texas and may therefore be deemed to share beneficial ownership of the 8,558,252 shares of Common Stock shown as beneficially owned by Chase Bank of Texas. Mr. Webb disclaims beneficial ownership of such shares of Common Stock.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the names, ages, and positions with the Company of executive officers and members of the Board of Directors, as well as the year each joined the Company and/or its Board:

                                            Year Joined
            Name                  Age         Company                                Position Held
-----------------------------   -------   --------------   ---------------------------------------------------------
Herbert R. Douglas...........     56           1995        Chairman, President, Chief Executive Officer and Director
Raymond J. Miller............     46           1995        Vice President, Chief Financial Officer and Director
Jerome L. Feller.............     57           1995        Vice President, General Merchandise Manager
James L. Berens..............     49           1996        Vice President, Stores
Joseph J. Kassa..............     42           1996        Vice President, Marketing, Sales Promotion and Real Estate
Merwin F. Kaminstein.........     63           1997        Director
Randall L. Lambert...........     40           1997        Director
Gasper Mir...................     51           1997        Director
F. Hall Webb.................     49           1997        Director
Melvyn L. Wolff..............     66           1997        Director


         Messrs. Douglas and Miller are the only members of the Board who are also officers of the Company. Each of the remaining directors listed below became a member of the Board of Directors on the Effective Date. In connection with the development of the Plan, representatives of the Company consulted with the committee of unsecured creditors appointed by the United States Trustee (the "Creditors Committee") regarding the composition of the Board of Directors.

         The Board of Directors elects officers to hold office until the next annual meeting of the Board of Directors or until their successors are elected, or until their resignation or removal. The Chairman may appoint additional officers to hold office until their successors are appointed, or until their resignation or removal. The current officers were most recently elected by the Board of Directors on September 4, 1997. No family relationships exist among the directors and executive officers of the Company.

         Herbert R. Douglas, Chairman, President, Chief Executive Officer and Director. Mr. Douglas has served as a Director of the Company and as Chief Executive Officer and President since December 1995 and was elected as Chairman of the Board of Directors in September 1997. Mr. Douglas served as President and Chief Executive Officer of Jamesway Corporation, a New Jersey-based discount store chain, from 1994, beginning after the commencement of its bankruptcy proceedings under Chapter 11 of the Bankruptcy Code, and continuing through its emergence from Chapter 11 reorganization and until its liquidation under Chapter 11 in 1995. Mr. Douglas served in various executive positions in merchandising for Bradlees, Inc., a Massachusetts-based discount store chain, from 1986 to 1994, most recently as Senior Vice President for Merchandising.

         Raymond J. Miller, Vice President, Chief Financial Officer and Director. Mr. Miller has served as a Director of the Company since August 1997 and has held his current position since January 1996. Mr. Miller served as Chief Financial Officer from February 1995 until January 1996. Mr. Miller served as Executive Vice President Finance and Operations of Carlisle Retailers, Inc., an Ohio-based specialty retail store chain, from 1988 to 1995. Carlisle Retailers, Inc. commenced bankruptcy proceedings under Chapter 11 of the Bankruptcy Code in 1993 and emerged from Chapter 11 reorganization in 1994. Prior to his service with Carlisle Retailers, Inc., he served as Vice President - North America Operations of Industrial Equity Pacific Limited, a Hong Kong-based international investment firm.

         Jerome L. Feller, Vice President, General Merchandise Manager. Mr. Feller has served as Vice President, General Merchandise Manager since December 1995. Mr. Feller served as Senior Vice President, General Merchandise Manager of Jamesway Corporation, a New Jersey-based discount store chain, in 1995. From 1992 to 1994, Mr. Feller was owner and Chief Executive Officer of More For Less, Inc., a women's specialty clothing store in Florida.

         James L. Berens, Vice President, Stores. Mr. Berens has served as Vice President, Stores since January 1996. Mr. Berens served as Vice President Regional Store Management of Jamesway Corporation, a New Jersey- based discount store chain, in 1995. Mr. Berens served in various management positions for Caldor Corporation, a Connecticut-based discount store chain, from 1991 to 1994, most recently as District Store Manager.

         Joseph J. Kassa, Vice President, Marketing, Sales Promotion and Real Estate. Mr. Kassa has served as Vice President, Marketing, Sales Promotion and Real Estate since April 1997. Prior thereto, Mr. Kassa served as Vice President, Marketing and Sales Promotion since February 1996. Mr. Kassa served as Senior Vice President of Advertising, Marketing & Sales Promotion of Jamesway Corporation, a New Jersey-based discount store chain, from 1991 to 1995. Prior to his service with Jamesway Corporation, he served as Vice President of Marketing and Advertising with Consumers/Singers, a manufacturer and catalog retailer based in New Jersey.

         Merwin F. Kaminstein, Director. Mr. Kaminstein is Chairman of the Board of Brookstone Company, Inc. ("Brookstone"), a specialty retail store chain based in Massachusetts. From 1990 until 1995, Mr. Kaminstein served Brookstone as Chairman of the Board and Chief Executive Officer. Prior to his employment with Brookstone, Mr. Kaminstein was an independent consultant and a partner at the Pyramid Companies, a retail real estate development company based in upstate New York.

         Randall L. Lambert, Director. Mr. Lambert is the Senior Managing Director of Chanin Kirkland Messina LLC, a distressed and specialty situation brokerage firm based in New York. Mr. Lambert is currently a director of Today's Man Inc., a publicly traded retailer of men's apparel. Prior to his service with Chanin Kirkland Messina LLC, he served as Managing Director of Private Transactions of BDS Securities, LLC, a distressed and specialty situation brokerage firm based in New York, from 1995 to 1997. Mr. Lambert served as

Vice President of Brian M. Enterprises, Inc., an investment banking firm in Millburn, New Jersey, from 1993 to 1995.

         Gasper Mir, Director. Mr. Mir is the founder of the professional accounting firm of Mir-Fox & Rodriguez, P.C., based in Houston, Texas, and has served as its President since 1983.

         F. Hall Webb, Director. Mr. Webb is the Senior Vice President with Chase Bank of Texas based in Houston, Texas, since 1987. Mr. Webb held various executive positions with Chemical Bank/Chase Bank from 1973 to present.

         Melvyn L. Wolff, Director. Mr. Wolff is the Chairman of the Board and Chief Executive Officer of Star Furniture Company, a furniture retailer based in Texas. He has held both positions for over five years, prior to which he was the owner and President for 30 years.

         Election of Directors. The Company's Restated Bylaws (the "Bylaws") fix the size of the Board of Directors at no fewer than five and no more than nine members, to be elected annually by a plurality of the votes cast by the holders of the Common Stock, and to serve until the next annual meeting of stockholders and until their successors have been elected, or until their earlier resignation or removal. The Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") does not provide for cumulative voting or classification of directors into separate classes. The Bylaws require the first annual stockholders meeting to be held in May 1998 and succeeding meetings to be held annually in May thereafter, or such other date designated by the Board of Directors. The Certificate of Incorporation requires any amendment by the stockholders which would increase the size of the Board of Directors to be approved by the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of Common Stock. For additional discussion of these and other corporate governance matters, see "Certain Relationships and Related Transactions" and "Description of Registrant's Securities to Be Registered," as well as the Certificate of Incorporation, Bylaws and other documents referred to under such sections and filed as exhibits to this Registration Statement.

         Board Committees. The Company's Bylaws require the Board of Directors to create an Audit Committee and permit the Board of Directors to create additional committees comprised of members of the Board of Directors appointed by the Board of Directors. Following the Effective Date, the Board of Directors established the committees described below.

         The Audit Committee consists of three directors independent of management and free of any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment as a committee member. The Audit Committee recommends the selection of the Company's independent auditors, periodically reviews the adequacy of the Company's internal financial controls, reviews with the Company's independent auditors the annual audit, and periodically reviews the terms of material transactions between the Company and its affiliates and subsidiaries. The Audit Committee currently consists of Messrs. Mir, as its chairman, Webb and Lambert.

         The Compensation Committee consists of three directors independent of management, and its function includes administration of the Stock Plan and other management compensation matters. The Compensation Committee currently consists of Messrs. Wolff, as its chairman, Kaminstein and Mir.

         The Executive Committee consists of three directors and functions such that, between meetings of the Board of Directors, it has and may exercise, except as otherwise provided by law, all the powers of the Board of Directors in the management of the property, business and affairs of the Company. The Executive Committee currently consists of Messrs. Douglas, as its chairman, Webb and Wolff.

         The Nominating Committee functions will be performed by the Executive Committee, which will recommend to the Board of Directors the names of persons to be nominated for election as members of the Board of Directors of the Company.

ITEM 6.  EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table sets forth the cash and non-cash compensation for the Company's last completed fiscal year, to the extent applicable, earned by
(i) the Chairman, President and Chief Executive Officer, (ii) the four other most highly compensated executive officers of the Company who were serving as executive officers of the Company on January 31, 1998 and (iii) one additional individual who would have been included among the four other most highly compensated executive officers of the Company for the fiscal year ended January 31, 1998 but for the fact that such individual was not serving as an executive officer of the Company on January 31, 1998.


                                                                                    Long-Term
                                        Annual Compensation                       Compensation
                            -------------------------------------------   -----------------------------
                                                                                     Awards
                                                                          -----------------------------
                                                             Other         Restricted      Securities
                                                            Annual            Stock        Underlying
                              Salary          Bonus      Compensation        Awards         Options/          All Other
                                ($)            ($)            ($)            ($)(1)        SARS(#)(2)      Compensation(3)
                            -----------   ------------  ---------------   ------------    --------------   ---------------
Herbert R. Douglas.......   $   450,000   $    100,000  $         3,681   $    184,000          250,000   $            995
  Chairman, President and
  Chief Executive Officer
Raymond J. Miller........       200,000             --               --   $     92,000          125,000                525
  Vice President and Chief
  Financial Officer
Jerome L. Feller.........       200,000             --            2,100   $     92,000          125,000              1,125
  Vice President, General
  Merchandise Manager
James L. Berens..........       156,928             --               --   $     46,000           75,000                525
  Vice President, Stores
Joseph J. Kassa..........       131,986             --           17,676   $     46,000           75,000                308
  Vice President,
  Marketing, Sales
  Promotion and Real
  Estate
Michael G. Klaiman.......       150,000             --               --             --           25,000                513
  Divisional Merchandise
  Manager

--------------------------------
(1) As of January 31, 1998, the executive officers of the Company held, in the aggregate, 400,000 shares of restricted Common Stock, the aggregate value of which, based on a valuation of $1.15 per share, which is the Company's estimate of the fair market value per share of Common Stock as of January 31, 1998, was $460,000. The Stock Plan Committee (as hereinafter defined) granted the restricted stock awards hereinabove set forth (i.e., a total of 400,000 shares of Common Stock) to the named executive officers in September 1997 pursuant to the Plan. One hundred percent of each such stock award will become transferable on January 15, 2000, except that one hundred percent of the stock award granted to Mr. Douglas will become transferable on January 15, 1999. In addition, such stock awards will become transferable upon a "change in control" of the Company, as defined in the Stock Plan. The respective named executive officers shall have the right to receive, in respect of their restricted Common Stock as set forth above, any dividends paid with respect to the Common Stock. See "- 1997 Stock Incentive Plan -- General" and "-- Awards Under the Stock Plan -- Stock Awards."
(2) Options were granted in September 1997 and November 1997 pursuant to the Stock Plan. See "- Option Grants in Fiscal Year 1997."

(3) Reflects the dollar value of insurance payments by the Company with respect to term life insurance for the benefit of each named executive officer.

EMPLOYMENT AGREEMENTS

         Herbert R. Douglas. On December 5, 1995, the Company entered into an employment agreement with Mr. Douglas, as President and Chief Executive Officer of the Company, which was subsequently amended on May 1, 1997 (as amended, the "Douglas Agreement"). The Douglas Agreement terminates on January 31, 1999. The Douglas Agreement provides that Mr. Douglas will receive a base salary of not less than $450,000 per year. In addition, Mr. Douglas is entitled to performance bonuses as follows in each of fiscal years 1996, 1997 and 1998: (1) 3% of first $2 million of EBIT; plus (2) 4% of next $3.5 million of EBIT in excess of $2 million (i.e., total potential performance bonus of $200,000 each fiscal year); plus (3) an amount equal to the amount calculated pursuant to (2), provided that aggregate amount of performance bonuses under (3) shall not exceed $300,000 during the term of the Douglas Agreement. For fiscal 1996 Mr. Douglas was guaranteed a minimum performance bonus of $200,000 and for fiscal 1997 Mr. Douglas was guaranteed a minimum performance bonus of $100,000. Performance bonuses (1) and (2) are earned if Mr. Douglas is employed as of October 31 of each fiscal year and are payable 30 days after completion of audited financial statements for each fiscal year. Performance bonuses earned pursuant to (3) shall be earned if Mr. Douglas is employed on October 31 of each fiscal year but shall be payable 30 days after completion of audited financial statements for fiscal year 1998. The minimum portion of the performance bonuses for the fiscal years 1996 and 1997 are to be paid on the first business day of January 1997 and 1998, respectively.

         Raymond J. Miller. On February 24, 1995, the Company entered into an employment agreement with Mr. Miller as Chief Financial Officer of the Company which was subsequently amended on April 7, 1995 and May 1, 1997 (the "Miller Agreement"). Such amended employment agreement terminates on January 31, 2000. Pursuant to the Miller Agreement, Mr. Miller will be paid a base salary of $200,000 for fiscal 1997 and $220,000 per year thereafter.

         Jerome L. Feller. On December 13, 1995, the Company entered into an employment agreement with Jerome L. Feller as General Merchandise Manager and Vice President which was subsequently amended May 1, 1997 (the "Feller Agreement"). The Feller Agreement terminates on January 31, 2000. Pursuant to the Feller Agreement, Mr. Feller is paid a base salary of $200,000 for fiscal 1997 and $220,000 per year thereafter.

         Other Employment Agreements. The Company has entered into agreements with certain key employees in an effort to retain the continuity of the core management team for a meaningful period following the Effective Date. In addition, with respect to certain of its officers, other than Messrs. Douglas, Miller and Feller, the Company has, while not in any way altering such employees' employment at will status, provided for a separation payment equal to twelve months base salary in the event of their termination other than for cause. The Company has also in respect to certain key employees, while not in any way altering such employees' employment at will status, provided for a separation payment equal to six months base salary in the event of their termination other than for cause. The purpose of such agreements is to provide the Company with continuity of management by providing its officers and key employees with appropriate assurances of employment security sufficient to allow them to concentrate on their duties for the Company without distraction.

         The above-mentioned agreements, including the employment agreements of Messrs. Douglas, Miller and Feller, provide for lump-sum severance payments if the executives or key employees are terminated for other than cause (as such term is defined in each respective agreement). The lump-sum severance payment equals 200% of base salary plus bonus in the case of Mr. Douglas, 100% of base salary in the cases of Messrs. Miller, Feller, Kassa and Berens and 50% of base salary in the case of Mr. Klaiman. In the event that all of the executives and key employees were terminated, the Company's aggregate lump-sum severance payment obligation would be approximately $1,750,000.

OPTION GRANTS IN FISCAL YEAR 1997

         On September 4, 1997 and November 17, 1997, pursuant to the Plan and the Stock Plan, the Company granted options to purchase Common Stock to certain officers and key employees of the Company at an exercise price of $1.15 per share, the fair market value as determined by the Compensation Committee. The following table sets forth information concerning the stock options granted under the Stock Plan to the named executive officers:


                                Number of                                                     Potential Realizable Value
                               Securities        % Total                                        at Assumed Annual Rates
                               Underlying        Options      Exercise                              of Stock Price
                                 Options        Granted to      Price       Expiration       Appreciation for Option Term
                             Granted (#) (1)     Employees   ($/Sh) (2)        Date             5% ($)           10% ($)
                            -----------------  ------------  -----------  ---------------  ----------------  -----------
Herbert R. Douglas........          250,000           27.8       $1.15      09/04/2007           $180,807         $458,201
Raymond J. Miller.........          125,000           13.9        1.15      09/04/2007             90,404          229,100
Jerome L. Feller..........          125,000           13.9        1.15      09/04/2007             90,404          229,100
James L. Berens...........           75,000            8.3        1.15      09/04/2007             54,242          137,460
Joseph J. Kassa...........           75,000            8.3        1.15      09/04/2007             54,242          137,460
Michael G. Klaiman........           25,000            2.8        1.15      09/04/2007             18,081           45,820

--------------------------------
(1) One-third of the options for Mr. Douglas vested on January 15, 1998 and the remainder will vest on January 15, 1999. All other options vest equally over three years, at a rate of one-third of such options per year on each anniversary of the date of the grant, beginning one year from the date of the grant. All options expire in ten years. The Stock Plan provides for an acceleration of the vesting in the event of a change in control (as therein defined).
(2) Pursuant to the Stock Plan, the exercise price of the options shall not be less than 100% of the Fair Market Value (as therein defined) on the date the stock option is granted.

         The options listed above were the only options covering the Company's securities held as of January 31, 1998 by the persons named. Other than the 83,333 options for Mr. Douglas that vested on January 15, 1998, none of the options is currently exercisable.

1997 STOCK INCENTIVE PLAN

         GENERAL

         The Board of Directors has adopted the Stock Plan, which became effective on the Effective Date, and which is administered by the Compensation Committee of the Board of Directors (the "Stock Plan Committee"), which consisted of at least three Board Members who were "disinterested persons" (as such term is defined in the rules and regulations under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). The Stock Plan is intended to provide incentives to eligible employees to remain employed by the Company and achieve the performance goals and objectives of the Company. The Chief Executive Officer and 38 other officers and other management employees (collectively, the "Eligible Employees") were deemed by the Stock Plan Committee to be eligible to participate in the Stock Plan. Pursuant to the Stock Plan, the Stock Plan Committee in September 1997 and November 1997 granted to Eligible Employees, subject to vesting, incentive stock options to purchase 900,000 shares of Common Stock.

         Also, in September 1997, pursuant to the Plan, the Stock Plan Committee granted stock awards to the following persons in the following total numbers of shares of Common Stock:


                         Name and Title                                   Total
----------------------------------------------------------------------  --------

Herbert R. Douglas,....................................................  160,000
         President and Chief Executive Officer

Raymond J. Miller,.....................................................  80,000
         Vice President and Chief Financial Officer

Jerome L. Feller,......................................................  80,000
         Vice President, General Merchandise Manager

Joseph J. Kassa,.......................................................  40,000
         Vice President, Marketing, Sales Promotion and Real Estate

James L. Berens,.......................................................  40,000
                                                                        -------
         Vice President, Stores

TOTAL.................................................................. 400,000
                                                                        =======


         One hundred percent of each stock award shall become transferable on January 15, 2000, except that one hundred percent of the stock award granted to Mr. Douglas shall become transferable on January 15, 1999. The stock awards granted to Messrs. Douglas, Miller, Feller, Kassa and Berens shall become transferable upon a "change in control" of the Company, as defined in the Stock Plan. These five individuals will also receive an additional amount from the Company equal to the income tax gross-up at such person's marginal tax rate in the year(s) that income on the stock award(s) resulting from the removal of restrictions on such stock award(s) becomes taxable. In addition, these five individuals have agreed to waive their right to make elections under Section 83(b) of the Tax Code with respect to such stock awards.

         The following summary of certain terms of the Stock Plan is qualified in its entirety by reference to the full text thereof, which is set forth as
Exhibit 10.1 to this Registration Statement.

         ADMINISTRATION

         Unless the Board of Directors otherwise determines, the Stock Plan will be administered by a committee or subcommittee appointed by the Board of Directors from among its members, all of which will qualify as (i) a "Non-Employee Director" within the meaning of Rule 16b-3(b)(3) (or any successor rule) promulgated under the Exchange Act and (ii) an "outside director" within the meaning of Section 162(m) of the Tax Code. Subject to the limitations set forth in the Stock Plan, such plan vests broad powers to the Stock Plan Committee to administer the Stock Plan, including authority to (1) select the persons to be granted awards thereunder, (2) determine the size and type of awards granted thereunder, (3) construe and interpret the Stock Plan and (4) establish rules and regulations for the administration of such plan.

         NUMBER OF SHARES AVAILABLE

         The Stock Plan provides for the grant of up to 1,400,000 shares of Common Stock in any one, or a combination, of stock options or stock awards. The maximum number of shares of Common Stock with respect to which stock awards may be granted under the Stock Plan during the term of the Stock Plan shall not exceed 400,000 shares. The maximum number of shares of Common Stock with respect to which awards may be granted or measured to any individual participant under the Stock Plan during the term of the Stock Plan shall not exceed 750,000 shares, provided that the maximum number of shares of Common Stock with respect to which stock options may be granted to an individual participant under the Stock Plan during the term of the Stock Plan shall not exceed 500,000 shares (in each case, subject to certain adjustments).

         Any shares subject to an award that remain unissued upon termination of the award will become available for additional awards under the Stock Plan. In the event of a stock split, recapitalization or similar event, or a corporate transaction, such as a merger, consolidation or similar event, an adjustment will be made to each outstanding stock option and the Stock Plan Committee will have the authority to equitably adjust the aggregate number and kind of shares subject to such plan and the number, kind and price of shares subject to outstanding awards.

         AWARDS UNDER THE STOCK PLAN

         Awards and Eligibility. The Stock Plan permits the issuance of the following awards: (1) nonqualified stock options ("NQSOs") and incentive stock options ("ISOs") and (2) stock awards. Participants shall consist of such key employees and non-employee directors of the Company and any of its subsidiaries as the Stock Plan Committee in its sole discretion determines to be significantly responsible for the success and future growth and profitability of the Company and whom the Stock Plan Committee may designate from time to time to receive awards under the Stock Plan. Notwithstanding the foregoing, only key employees of the Company or any of its subsidiaries on the date of grant are eligible to receive grants of ISOs.

         Stock Options. Under the Stock Plan, the Stock Plan Committee has the authority to grant to any participant one or more ISOs, NQSOs, or both. Each stock option granted under the Stock Plan will have such per share exercise price as the Stock Plan Committee may determine on the date of grant, provided that the per-share exercise price shall not be less than 100 percent of the Fair Market Value (as defined in the Stock Plan) of the Common Stock on the date the stock option is granted. Fair Market Value is defined in the Stock Plan as (i) the closing price of the Common Stock on the date of calculation (or on the last preceding trading date if Common Stock was not traded on such date) if the Common Stock is readily tradeable on a national securities exchange or other market system or (ii) if the Common Stock is not readily tradeable, the amount determined in good faith by the Board of Directors as the fair market value of the Common Stock.

         The stock option exercise price may be paid in cash or, at the discretion of the Stock Plan Committee, by the delivery of shares of Common Stock then owned by the participant, by the withholding of shares of Common Stock for which a stock option is exercisable, or by a combination of these methods. At the discretion of the Stock Plan Committee, payment may also be made by delivering a properly executed exercise notice to the Company together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds to pay the exercise price. The Stock Plan Committee may prescribe any other method of paying the exercise price that it determines to be consistent with applicable law and the purpose of the Stock Plan, including, without limitation, in lieu of the exercise of a stock option by delivery of shares of Common Stock then owned by a participant, providing the Company with a notarized statement attesting to the number of shares owned, where upon verification by the Company, the Company would issue to the participant only the number of incremental shares to which the participant is entitled upon exercise of the stock option.

         Stock options granted under the Stock Plan will be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Stock Plan Committee, provided that no stock option shall be exercisable later than 10 years after the date it is granted.

         The aggregate market value (determined as of the time the stock option is granted) of the Common Stock with respect to which ISOs (under all option plans of the Company) are exercisable for the first time by a participant during any calendar year shall not exceed $100,000. For the purposes of the preceding sentence, (i) ISOs will be taken into account in the order in which they are granted and (ii) ISOs granted before 1987 will not be taken into account. ISOs may not be granted to any participant who, at the time of grant, owns stock possessing (after the application of the attribution rules of Section 424(d) of the Tax Code) more than 10% of the total combined voting power of all outstanding classes of stock of the Company or any of its subsidiaries, unless the option price is fixed at not less than 110% of the Fair Market Value of the Common Stock on the date of grant and the exercise of such option is prohibited by its terms after the expiration of five years from the date of grant of such option. In addition, no ISO shall be issued to a participant in tandem with an NQSO.

         All stock options granted pursuant to the foregoing provisions, and the compensation attributable to such stock options, are intended to (i) qualify as Performance-Based Awards (as described below) or (ii) be exempt from the deduction limitation imposed by Section 162(m) of the Tax Code.

         Stock Awards. The Stock Plan Committee may, in its discretion, grant stock awards consisting of Common Stock issued or transferred to participants with or without other payments as additional compensation for services to the Company. Stock awards may be subject to such terms and conditions as the Stock Plan Committee determines appropriate, including, without limitation, restrictions on the sale or other disposition of such shares, and the right of the Company to reacquire such shares for no consideration upon termination of the participant's employment within specified periods. The Stock Plan Committee may require that the stock certificates evidencing such shares be held in custody or bear restrictive legends until the restrictions thereon shall have lapsed. The stock award agreement shall specify whether the participant shall have, with respect to the shares of Common Stock subject to a stock award, all of the rights of a holder of shares of Common Stock, including the right to receive dividends and to vote the shares. Certain stock awards granted under the foregoing provisions, and the compensation attributable to such stock awards, are intended to (i) qualify as Performance-Based Awards (as described below) or
(ii) be exempt from the deduction limitation imposed by Section 162(m) of the Tax Code.

         Performance-Based Awards. Certain awards granted under the Stock Plan may be granted in a manner such that the awards qualify for the performance-based compensation exemption of Section 162(m) of the Tax Code ("Performance-Based Awards"). Unless otherwise exempt from the deduction limitation imposed by Section 162(m) of the Tax Code, all stock options granted under the Stock Plan are intended to qualify as Performance- Based Awards. With respect to stock awards that are intended to qualify as Performance-Based Awards, the Stock Plan Committee, in its sole discretion, will determine that the granting or vesting (or both) of such Performance-Based Awards will be based on certain performance measures. Performance-Based Awards will be based on one or more of the following factors: net sales; pre-tax income before allocation of corporate overhead and bonus; budget; earnings per share; net income; division, group or corporate financial goals; return on stockholders' equity; return on assets; attainment of strategic and operational initiatives; appreciation in and/or maintenance of the price of the Common Stock or any other publicly traded securities of the Company; market share; gross profits; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; economic value-added models; comparisons with various stock market indices; and/or reductions in costs. In addition, with respect to stock awards that are intended to qualify as Performance-Based Awards, (i) the Stock Plan Committee will establish in writing (x) the objective performance-based goals applicable to a given period and (y) the individual employees or class of employees to which such performance-based goals apply by certain specified deadlines and (ii) no Performance-Based Awards shall be payable to or vest with respect to, as the case may be, any participant for a given period until the Stock Plan Committee certifies in writing that the objective performance goals (and any other material terms) applicable to such period have been satisfied. In addition, with respect to stock awards intended to qualify as Performance-Based Awards, after establishment of a performance goal, the Stock Plan Committee will not revise such performance goal or increase the amount of compensation payable thereunder (as determined in accordance with Section 162(m) of the Tax Code) upon the attainment of such performance goal. Notwithstanding the preceding sentence, the Stock Plan Committee may reduce or eliminate the number of shares of Common Stock or cash granted or the number of shares of Common Stock vested upon the attainment of such performance goal.

         DURATION, AMENDMENT AND TERMINATION

         No award will be granted more than 10 years after the effective date of the Stock Plan, provided that the terms and conditions applicable to any award granted prior to such date may thereafter be amended or modified by mutual agreement between the Company and the participant or such other persons as may then have an interest therein. Also, by mutual agreement between the Company and a participant under the Stock Plan, or under any other present or future plan of the Company, awards may be granted to such participant in substitution and exchange for, and in cancellation of, any awards previously granted such participant under the Stock Plan, or any other present or future plan of the Company. The Board of Directors may amend the Stock Plan from time to time or suspend or terminate the Stock Plan at any time but no such action shall reduce the amount of any existing award or change the terms and conditions thereof without the participant's consent. No amendment of the Stock Plan shall, without approval of the stockholders of the Company, (i) increase the total number of shares which may be issued under the Stock Plan, (ii) increase the maximum number of shares with respect to stock options and stock awards that may be granted to any individual under the Stock Plan, (iii) modify the requirements as to eligibility for the awards under the Stock Plan or (iv) disqualify any ISOs granted under the Stock Plan.

CERTAIN LIMITATIONS ON DEDUCTIBILITY OF EXECUTIVE COMPENSATION

         With certain exceptions, Section 162(m) of the Tax Code denies a deduction to publicly held corporations for compensation paid to certain executive officers in excess of $1,000,000 per executive per taxable year (including any deduction with respect to the exercise of an NQSO or the disqualifying disposition of stock purchased pursuant to an ISO). One such exception applies to certain performance-based compensation provided that such compensation has been approved by stockholders in a separate vote and certain other requirements are met. Also, the limitations of Section 162(m) do not apply to corporations that are not publicly held corporations. It is possible that the Stock Plan may qualify for the performance-based compensation exception to
Section 162(m) or that Section 162(m) would not apply because the Company was not a publicly held corporation at the time the Stock Plan was adopted. However, this conclusion is not free from doubt.

INCENTIVE COMPENSATION PLAN

         In January 1996, the Company adopted a Management Incentive Compensation Plan (the "Incentive Compensation Plan") for the purpose of maximizing operating results of the Company by instilling in key employees a sense of participation in the Company's success. Pursuant to the Incentive Compensation Plan, cash awards are payable based upon the Company meeting pre-determined earnings before depreciation and amortization, interest, taxes and reorganization items amount. No cash awards were earned in 1996. The Company intends to continue the incentive compensation plan.

PENSION PLAN

         The Company sponsors a profit sharing plan for its employees. Contributions to the profit sharing plan are at the discretion of the Board of Directors and are limited to the amount deductible under the Tax Code.

         The Company also sponsors a 401(k) defined contribution plan that covers all salaried employees. Employees may contribute up to 15% of their compensation for any year. Company contributions are at the discretion of the Board of Directors.

DIRECTORS COMPENSATION

         The Board of Directors may fix the compensation of Directors and may provide for the payment of all expenses incurred by them in attending meetings of the Board of Directors. Any Director who is an employee of the Company receives no compensation for service on the Board of Directors or its committees.

         Beginning as of the Effective Date, the outside directors' compensation has consisted of (i) a $25,000 annual retainer, (ii) a $2,000 per meeting fee for attendance in person and (iii) a $3,000 Committee Chairman retainer. The annual retainer is designed to cover the annual stockholders meeting, regular board meetings, and up to six telephonic meetings. There are no fees for committee meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The Compensation Committee consists of three directors, all of whom are independent of management, and its function includes administration of the Stock Plan and other management compensation matters. The Compensation Committee currently consists of Mr. Wolff, as its chairman, Mr. Kaminstein and Mr. Mir, none of whom was, during fiscal 1997 or prior thereto, an officer or employee of the Company or of its subsidiary.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

         The following report concerning the specific factors, criteria and goals underlying decisions on payments and awards of compensation to each of the executive officers of the Company for fiscal 1997 is provided by the Compensation Committee of the Company's Board of Directors.

         The Compensation Committee was not formed until after the Effective Date and neither it nor any other committee of the Board of Directors, or the Board as a whole made any recommendations or decisions concerning compensation of the Company's executive officers during fiscal 1997. Going forward, recommendations regarding compensation of the Company's executive officers (other than the Chief Executive Officer) will be prepared by Herbert R. Douglas and submitted to the Compensation Committee of the Board of Directors for approval. Herbert R. Douglas and Raymond J. Miller, who are ad hoc members of the Compensation Committee, do not participate in the preparation of recommendations, or the review, modification or approval thereof, with respect to their own compensation, and do not vote on proposals before the Compensation Committee. With regard to the Chief Executive Officer, such compensation for fiscal 1997 was determined pursuant to the Douglas Agreement in accordance with the Plan. See "Executive Compensation - Employment Agreements - Herbert R. Douglas." Going forward, decisions regarding compensation of the Company's Chief Executive Officer will be made by the Compensation Committee, subject to and in accordance with the Douglas Agreement and the Plan. Such decisions may be determined subjectively, and not necessarily tied to corporate performance, with consideration given to the Chief Executive Officer's level of responsibility and importance to the Company relative to other executives of the Company, his time served with the Company, individual performance and contributions to the successful implementation of significant initiatives that are expected to benefit the Company in the future.
No fixed, relative weights are assigned to these subjective factors.

         The objectives of the Company's executive compensation policy are to align the interests of the stockholders and management while motivating and retaining key employees. The Company's executive compensation policies combine annual base compensation, incentive bonuses based on operating performance, and long term equity based incentives in order to achieve their overall objective. The Company believes that its programs, taken together, will attract and retain qualified executives who have a significant stake in the long term success of the Company.

         All compensation for the other executive officers will be determined annually by the Compensation Committee and may be increased based on (a) the contribution of the individual to the Company, (b) increases in the scope and complexity of the individual's primary responsibilities, (c) increases in the cost of living, (d) increases in competitive salaries and (e) individual performance and contributions to the successful implementation of significant initiatives that are expected to benefit the Company. Such decisions may be determined subjectively, and not necessarily tied to corporate performance. No fixed, relative weights are assigned to these subjective factors.

         Long term incentives are provided by the grant of stock options. The purposes of these equity based incentives are to retain these employees and to align the long term interests of management with the stockholders. Stock options are granted at their fair market value. Options vest over a period of time, as determined by the Compensation Committee. Factors determining stock option grants are similar to the factors determining increases in base pay.

         The Compensation Committee believes that the Company's overall compensation policies are appropriate to align the interests of management and the stockholders and to retain key executives.

              THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

                            Melvyn L. Wolff, Chairman
                              Merwin F. Kaminstein
                                   Gasper Mir

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         There are no relationships or related transactions between the Company and its officers, directors and other related parties, except for certain transactions and certain settlements related to the Chapter 11 Case described below (i) with certain persons who on the Effective Date held five percent or more of the outstanding Common Stock and (ii) with persons who were formerly members of the Board of Directors. Each such transaction and settlement was negotiated on an arms length basis.

         Transactions and Settlements with Chase Bank of Texas. In respect to claims of Chase against the Company, pursuant to the Plan, Chase was issued, on the Effective Date, 8,558,252 shares of Common Stock. Also on the Effective Date, the Company and Chase entered into the Registration Rights Agreement. See "Business -- Registration Rights Agreement." As of the Effective Date, the Company executed and delivered the General Release to Chase. In consideration of such release provided for in Section 13.6 of the Plan, Chase has agreed to waive its claims, if any, for an administration expense on account of having made a substantial contribution pursuant to section 503(b) of the Bankruptcy Code. See "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters" and "Description of Registrant's Securities to Be Registered."

         Settlement with Former Owners and Certain Members of the Board of Directors. All of the outstanding Equity Interests (as defined in the Plan) were previously held by Messrs. Sol and Leon Weiner, members of their respective families or trusts for the benefit of immediate members of their respective families or relatives. Additionally, Messrs. Sol and Leon Weiner were previously members of the Board of Directors of the Company. Messrs. Sol and Leon Weiner retained, at their expense, certain professionals who provided them with independent advice in their capacities as members of the Board of Directors and as holders of Equity Interests. Based on the advice of their professionals regarding the potential value of the Company, it is the Company's understanding that, notwithstanding that the Plan does not provide for any distributions to holders of Equity Interests, Messrs. Sol and Leon Weiner believe that such value is sufficient to enable the Company to make distributions to both holders of Allowed Claims (as defined in the Plan) and holders of Equity Interests. Additionally, they had asserted Debenture Claims (as defined in the Plan) in the aggregate amount of $8,200,000 and Dividend Claims (as defined in the Plan) aggregating $1,100,000. It is the Company's further understanding that, as part of an overall resolution of issues and disputes regarding the treatment afforded to the Debenture Claims and the Dividend Claims pursuant to Sections 4.6(f) and 5.5(e) of the Plan, which provide for the allowance of the Debenture Claims in the aggregate amount of $5,860,000 and the disallowance of the Dividend Claims, respectively, and in consideration of the releases and exculpations provided in Sections 13.4, 13.5 and 13.7 of the Plan, Messrs. Sol and Leon Weiner were willing to forgo their arguments and positions regarding the potential value of the Company under the consensual treatment afforded to Debenture Claims under the Plan.

         The treatment afforded to the Debenture Claims and the Dividend Claims pursuant to Sections 4.6(f) and 5.5(e) of the Plan shall be deemed a compromise and settlement as of the Effective Date pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019 of Causes of Action of the Debtor (as defined in the Plan) and the holders of Debenture Claims and Dividend Claims in respect to the extent, validity and priority of the Debenture Claims and the Dividend Claims and in respect of the potential value of the Company.

         Debtors Limited Release of Directors and Officers. Section 13.4 of the Plan provides that as of the Effective Date, the Company shall be deemed to have waived and released its present and former directors and officers who were directors and officers, respectively, during the Chapter 11 Case and on or before the Commencement Date from any and all claims of the Company, including, without limitation, claims which the Company otherwise has legal power to assert, compromise or settle in connection with the Chapter 11 Case; provided, however, that Section 13.4 of the Plan shall not operate as a waiver or release of any claim (i) in respect of any loan, advance or similar payment by the Company to any such person and (ii) in respect of any contractual obligation owed by such person to the Company.

         Claim Holders' Release of Directors and Officers from Claims and Liabilities. Section 13.5 of the Plan provides that as of the Effective Date, each of the Company's present and former directors and officers who were directors and officers, respectively, during the Chapter 11 Case and on or before the Commencement Date (a "Released Director or Officer") shall be released and discharged from any and all claims, obligations, rights, Causes of Action and liabilities which any holder of a Claim against the Company may be entitled to assert, whether known or unknown, foreseen and unforeseen, existing or hereafter arising, based in whole or in part upon any act or omission or other event occurring on or at any time prior to the Effective Date in any way relating to the Company, the Chapter 11 Case or the Plan; provided, however, such release shall not operate as a waiver or release of any claim (i) in respect of any loan, advance or similar payment by any holder of a Claim to a Released Director or Officer and (ii) in respect of any contractual obligation owed by a Released Director or Officer to a holder of a Claim; provided, further, however, a Released Director or Officer retains the right to assert and prosecute (x) any direct claim, counterclaim, cross-claim, separate action or similar claim against any entity which maintains that it has a Cause of Action against a Released Director or Officer that has not been released and discharged under the Plan or (y) any claim for indemnification, contribution or otherwise, however denominated, against any entity relating to any Cause of Action against a Released Director or Officer that has not been released and discharged under the Plan. Each holder of a Claim, other than the United States of America, shall be deemed to have agreed to the provisions of Section 13.5 of the Plan, and shall be bound thereby, by reason of, among other things, its acceptance of the Plan and its receipt of any distributions under the Plan.

         Exculpation. In accordance with the Plan and subject to Sections 13.4 ("Debtor's Limited Release of Directors and Officers") and 13.5 ("Claim Holders' Release of Directors and Officers from Claims and Liabilities") of the Plan, neither the Company nor the Creditors Committee nor any of their respective members, officers, directors, employees, advisors or agents will have or incur any liability to any holder of a Claim or Equity Interest for any act or omission in connection with, or arising out of, the Chapter 11 Case, the pursuit of confirmation of the Plan, the consummation of the Plan or the administration of the Plan or the property to be distributed under the Plan except for willful misconduct or gross negligence, and, in all respects, the Company, the Creditors Committee and each of their respective members, officers, directors, employees, advisors and agents shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan; provided, however, that nothing contained in the Plan shall exculpate, satisfy, discharge or release any claims against officers, directors or employees of the Company in their individual capacities.

         Worthless Stock Deduction. The Company will have available certain NOL carryforwards and will utilize the same to offset taxable income. The ability of the Company to utilize such carryforwards may be adversely affected by the actions of the equity security holders of the Company in taking worthless stock deductions with respect to the Equity Interests in the Company during certain tax years. See "Business -- Certain Tax Matters" and "Financial Information -- Management's Discussion and Analysis of Financial Condition and Results of Operations." Accordingly, the Company received from "50-percent shareholders" of the Company (as that term is defined in the Tax Code) an executed stipulation, approved by the Bankruptcy Court, pursuant to which they will agree not to claim a worthless stock deduction for any taxable year of such stockholders ending prior to the Effective Date.

ITEM 8.  LEGAL PROCEEDINGS

         General. The Company is party to ordinary routine litigation, arbitrations and proceedings incidental to its business, the disposition of which is not expected to have a material adverse effect on the Company's business or financial condition.

         Consummation of the Chapter 11 Case and Related Matters. On August 13, 1997, the Bankruptcy Court entered an order confirming the Plan. As of the Effective Date, all property of the Company is free and clear of all claims and interests that arose prior to such Confirmation Date, unless the Plan provided otherwise. As of the Effective Date, except as otherwise provided in the Plan, in exchange for the treatment and rights under the Plan, all such claims against and equity interests in the Company were satisfied, discharged, and released in full and all persons are precluded from asserting against the Company, its assets or properties any other or further claims or equity interests based upon any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Confirmation Date. The Bankruptcy Court retains jurisdiction to hear and determine disputes arising in connection with the interpretation, implementation or enforcement of the Plan. For further information, reference is made to the Plan, a copy of which is filed as an exhibit to this Registration Statement.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Market Information. There is currently no active trading market for the Common Stock. The Company has no current intention to apply to list the Common Stock on any national securities exchange. Although the Company may in the future file an application for the Common Stock to be included for quotation on NASDAQ- NMS, the Company currently does not qualify for quotation on NASDAQ-NMS and there can be no assurance that such an application will be filed in the future or, if so filed, that it would be approved. There can be no assurance as to the development of any market or as to the liquidity of any market that may develop for the Common Stock.

         Substantially all of the presently outstanding Common Stock was issued on or about the Effective Date pursuant to the Plan. The consummation of the Plan on the Effective Date resolved the Chapter 11 Case. Pursuant to the Plan, all shares of Common Stock presently outstanding were issued to holders of certain claims against the Company, some of whom may prefer to dispose of their shares rather than retain them. With respect to amounts of Common Stock subject to outstanding options or that could be sold pursuant to Rule 144 under the Securities Act or that the Company has agreed to register under the Securities Act, see "Executive Compensation -- Option Grants in Fiscal Year 1997," "Security Ownership of Certain Beneficial Owners and Management," "Certain Relationships and Related Transactions -- Transactions and Settlements with Chase Bank of Texas" and "Business -- Significant Stockholder" and "-- Registration Rights Agreement."

         The actual market value of the Common Stock issued pursuant to the Plan may have been and may continue to be affected by prevailing interest rates, conditions in the financial markets, the initial issuance of Common Stock to holders of claims and other factors. There is currently no established public trading market for the Common Stock nor is it known whether or when one will develop. There can be no assurance that an active market will develop therefor. Further, there can be no assurance as to the degree of price volatility in any such particular market. While the Plan was developed based on an assumed reorganization value of $3.36 per share of the Common Stock, such valuation is not an estimate of the price at which the Common Stock may trade in the market. The Company has not attempted to make any such estimate in connection with the development of the Plan. No assurance can be given as to the market prices that will prevail for the Common Stock following the Effective Date.

         Holders. There were approximately 500 record holders of the Company's Common Stock as of March 31, 1998.

         Dividends. The Company did not declare or pay any cash dividends with respect to the Common Stock during fiscal 1995, fiscal 1996 or fiscal 1997. The Company presently does not intend to pay cash dividends in the foreseeable future. In addition, the terms of the Revolving Credit Agreement prohibit payment of cash dividends on the Common Stock. The payment of cash dividends, if any, will be made only from assets legally available for that purpose, and will depend on the Company's financial condition, results of operations, current and anticipated capital requirements, restrictions under then existing debt instruments and other factors deemed relevant by the Board of Directors.

         Registration Rights Agreement. The Company and Chase have entered into the Registration Rights Agreement. Under this agreement, Chase may, at certain times, make certain Demand Requests for Demand Registration of all or part of Chase's Registrable Securities, provided that in each case the number of Registrable Securities proposed to be sold by Chase must be equal to no less than 20% of the number of Registrable Securities received by Chase pursuant to the Plan. See "Business -- Registration Rights Agreement." Moreover, most of the stockholders will be permitted to dispose of their shares of Common Stock in public market transactions not requiring registration under federal or state securities laws. Sales of or offers to sell a substantial number of shares, or the perception by investors, investment professionals and securities analysts of the possibility of such sales, could adversely affect the market for and prevailing prices with respect to the Common Stock. See "Security Ownership of Certain Beneficial Owners and Management."

         The Plan required the Company to issue an aggregate of 18,600,000 shares of Common Stock, which were allowed in respect of all claims filed against the Company by its general unsecured creditors. See "Business -- No Prior Market for the Common Stock."

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

         Pursuant to the Plan, the Company has issued or is in the process of issuing shares of Common Stock in the amounts and on the terms summarized elsewhere in this Registration Statement. See "Executive Compensation -- 1997 Stock Incentive Plan -- General," "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters" and "Description of Registrant's Securities to Be Registered," without registration under the Securities Act, or state or local law, in reliance on the exemptions provided for in Section 1145(b) of the Bankruptcy Code. The Company has not issued any other securities within the past three years.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         The Company is authorized to issue up to 50,000,000 shares of Common Stock. There are currently no outstanding securities which are convertible into, or exchangeable or exercisable for, shares of Common Stock other than certain options granted pursuant to the Stock Plan. See "Executive Compensation -- Option Grants in Fiscal Year 1997" and "-- 1997 Stock Incentive Plan." Following consummation of the transactions contemplated by the Plan on the Effective Date and the issuance of 400,000 shares of Common Stock pursuant to the Stock Plan, 19,000,000 shares of Common Stock were issued and outstanding. See "Business -- No Prior Market for the Common Stock" and "Executive Compensation -- 1997 Stock Incentive Plan -- General."

         Holders of Common Stock are entitled to one vote for each share held and are not entitled to cumulative voting for the purpose of electing directors and have no preemptive or similar right to subscribe for, or to purchase, any shares of Common Stock or other securities to be issued by the Company in the future. Accordingly, the holders of more than 50% in voting power of the shares of Common Stock voting generally for the election of directors will be able to elect all of the Company's directors.

         Holders of shares of Common Stock have no exchange, conversion or preemptive rights and such shares are not subject to redemption. All outstanding shares of Common Stock, upon issuance thereof pursuant to the Plan, are duly authorized, validly issued, fully paid and non-assessable. Subject to the prior rights, if any, of holders of any outstanding class or series of capital stock having a preference in relation to the Common Stock as to distributions upon the dissolution, liquidation and winding-up of the Company and as to dividends, holders of Common Stock are entitled to share ratably in all assets of the Company which remain after payment in full of all debts and liabilities of the Company, and to receive ratably such dividends, if any, as may be declared by the Company's Board of Directors from time to time out of funds and other property legally available therefor.

         Preferred Stock. The Company is authorized to issue up to 10,000,000 shares of Preferred Stock. The Board of Directors, without further action by the stockholders, is authorized to designate and issue in series Preferred Stock and to fix as to any series the dividend rate, redemption prices, preferences on dissolution, the terms of any sinking fund, conversion right, voting rights, and any other preferences or special rights and qualifications. Shares of Common Stock are subject to the preferences or special rights and powers of any such shares of Preferred Stock as set forth in the Certificate of Incorporation and in the resolutions establishing one or more series of Preferred Stock. Holders of the Preferred Stock, if and when issued, will be entitled to vote as required under applicable Delaware law. Such law includes provisions for the voting of the Preferred Stock in the case of any amendment to the Certificate of Incorporation affecting the rights of holders of the Preferred Stock, the payment of certain stock dividends, merger or consolidation, sale of all or substantially all of the Company's assets and dissolution. The Company has no agreements or understandings for the designation of any series of Preferred Stock or the issuance of shares thereunder.

         Until such time as the Board of Directors determines the Company should issue one or more series of its Preferred Stock, and establishes the respective rights of the holders of such series, it is not possible to state the actual effect of the authorization of the Preferred Stock upon the rights of holders of Common Stock. The effects of such issuance could include, however: (i) reduction of the amount of cash otherwise available for payment of dividends on Common Stock if dividends are also payable on the Preferred Stock, (ii) restrictions on dividends, if any, on Common Stock if dividends on the Preferred Stock are in arrears, (iii) dilution of the voting power of holders of Common Stock and (iv) restriction of the rights of holders of Common Stock to share in the Company's assets upon any liquidation until satisfaction of any liquidation preference granted to the holders of Preferred Stock. In addition, so-called "blank check" preferred stock (such as the Preferred Stock) may be viewed as having possible anti-takeover effects, if it were used to make a third party's attempt to gain control of the Company more difficult, time consuming or costly. The Company has no present intention to issue any Preferred Stock.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

         The following summary of certain terms of the Certificate of Incorporation and Bylaws is qualified in its entirety by reference to the full text thereof, which are set forth as Exhibits 3.1 and 3.2, respectively, to this Registration Statement.

         Board of Directors. Under applicable provisions of Delaware law and the Bylaws, the size of the Board of Directors may be changed by action of the stockholders or, within certain limits, by the Board of Directors. The Certificate of Incorporation provides that any action to increase the size of the Board (which is currently set at seven members) requires the approval of the holders of at least two-thirds (2/3) of the outstanding shares of Common Stock.

         The Bylaws also provide that no person will be eligible for election as a director at a meeting of stockholders unless nominated by the Board of Directors or by a stockholder who gives timely written notice thereof to the Company in the manner specified in the Bylaws and who is a stockholder of record both at the time such notice is given and on the record date for the meeting. To be timely, a stockholder's notice must be given at the Company's principal office, either by personal delivery to the Secretary of the Company or by United States mail, postage prepaid, addressed to the Secretary of the Company. Any such notice must be received (i) with respect to an election to be held at the Annual Meeting of Stockholders, not less than 60 calendar days prior to the anniversary date of the date of the immediately preceding Annual Meeting (or if there was no such prior annual meeting, not less than 60 calendar days prior to the date which represents the fourth Thursday in May of the current year), and (ii) in the case of a special meeting called for the purpose of electing directors, not later than the close of business on the fifth calendar day following the day on which notice of the special meeting is first delivered to stockholders. The notice must contain the information specified in the Bylaws regarding the stockholder giving the notice and each person whom the stockholder wishes to nominate for election as a director and must be accompanied by the written consent of each proposed nominee to serve as a director if elected.

         Meetings of Stockholders. The Bylaws require the first annual stockholders meeting to be held on such date as may be designated by resolution of the Board of Directors or, if no such date is designated, in May 1998 and succeeding meetings to be held annually in May, or such other date designated by the Board of Directors. Special meetings of the stockholders may be called by the Chairman or the Chief Executive Officer, by a majority of the Board of Directors of the Company or by stockholders holding of record at least 40% of the issued and outstanding shares of Common Stock.

         The Bylaws also require that a stockholder desiring to bring any business before an annual meeting (other than business which the stockholder has sought to have included in the Company's proxy statement for such meeting) must give timely written notice thereof to the Company and must be a stockholder of record both at the time such notice is given and on the record date for the meeting. To be timely, a stockholder's notice must be given at the Company's principal office, either by personal delivery to the Secretary of the Company or by United States mail, postage prepaid, addressed to the Secretary of the Company. Any such notice must be received not less than 60 calendar days in advance of the anniversary date of the previous year's annual meeting of stockholders (or if there was no such prior annual meeting, not less than 60 calendar days prior to the date which represents the fourth Thursday in May of the current year); provided, however, that in the event that the date of the annual meeting is advanced by more than 20 days, or delayed by more than 60 days, from such anniversary date, then, to be considered timely, notice by the stockholder must be received not later than the close of business on the later of (x) the 60th day prior to such annual meeting or (y) the seventh day following the date on which the notice of the date of the annual meeting was mailed to stockholders or public disclosure thereof was otherwise made. The notice must set forth a brief description of the business desired to be brought before the meeting and the reasons for wanting to conduct such business as well as certain information concerning the stockholder proposing such business, including the stockholder's name and address, the class and number of shares of the Company's stock beneficially owned, any interest which the stockholder may have in such business and a representation that such stockholder is a stockholder of record at the time notice is given and intends to appear in person or by proxy at the meeting to present such business.

         Special Voting Requirements. Under applicable provisions of Delaware law, (i) action by stockholders of a Delaware corporation on certain significant matters, including, in most cases, amendment of the certificate of incorporation, merger, sale of all or substantially all of the corporation's assets and dissolution of the corporation, requires the approval of the holders of a majority of the outstanding shares entitled to vote on the matter unless the certificate of incorporation provides for a greater or lesser vote and (ii) stockholder action on most other matters requires the approval of a majority of the votes cast with respect to such matters unless the certificate of incorporation provides for a greater vote. The Certificate of Incorporation of the Company requires the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of Common Stock to (i) remove any director(s) from the Board of Directors or increase the number of directors constituting the entire Board of Directors or (ii) amend the Certificate of Incorporation (except as set forth in the paragraph NINTH thereof) or the Bylaws or (iii) approve any merger or other business combination, share exchange, or the sale, lease or exchange of all or substantially all of the Company's assets and property (other than in the usual and regular course of business) or a reclassification of securities or recapitalization of the Company or (iv) change the state of incorporation of the Company.

         Registration Rights Agreement with Chase. For discussion of the Company's Registration Rights Agreement with Chase, see "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters."

         Potential Effect of Certain Provisions upon an Attempt to Acquire Control of the Company. Certain of the foregoing provisions of the Certificate of Incorporation, Bylaws and agreements with stockholders summarized above may discourage or make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, proxy fight or otherwise, including certain types of coercive takeover practices and inadequate takeover bids. These provisions are intended to encourage persons seeking to acquire control of the Company first to negotiate with the Company. The Company believes the foregoing measures, many of which are substantially similar to the takeover-related measures in effect for many other publicly held companies, provide benefits by enhancing the Company's potential ability to negotiate with the proponent of any unfriendly or unsolicited proposal to take over or restructure the Company that outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

         Transfer Agent. The Transfer Agent for the Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 102 of the Delaware General Corporation Law ("DGCL") allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or to its stockholders for monetary damages for a breach of his fiduciary duty as a director, except in the case where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit. The Company's Certificate of Incorporation contains a provision which, in substance, eliminates directors' personal liability as set forth above.

         Section 145 of the DGCL allows a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director or officer of the corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company's Certificate of Incorporation contains a provision which, in substance, provides for indemnification as set forth above, effective as of noon on August 26, 1997, to the fullest extent and in the manner set forth in and permitted by the DGCL, and any other applicable law, as from time to time in effect.

         See also "Certain Relationships and Related Transactions -- Claim Holders' Release of Directors and Officers from Claims and Liabilities."

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         For the information required by this item, refer to the Index to Historical Financial Statements appearing on page 44 of this Registration Statement.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

         (a)      Financial Statements:

                  See the Index to Historical Financial Statements.

         (b)      Exhibits:

                  Exhibit
                     No.                         Description
                  -------                        -----------

                  2.1 Weiner's Stores, Inc.'s Amended Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated June 24, 1997

                  2.2 Modification of the Weiner's Stores, Inc.'s Amended Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, made pursuant to the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code, dated August 13, 1997

                  3.1        Restated Certificate of Incorporation of the
                             Company

                  3.2        Restated Bylaws of the Company

                  4.1 Registration Rights Agreement between the Company and Texas Commerce Bank N.A. dated August 26, 1997

                  4.2        Form of Specimen Common Stock Certificate

                  10.1       Weiner's Stores, Inc. 1997 Stock Incentive Plan

                  10.2 Form of Incentive Stock Option Agreement between the Company and each of the eligible employees pursuant to Schedule A of the Stock Plan

                  10.3 Form of Nonqualified Stock Option Agreement between the Company and each of the eligible employees pursuant to Schedule A of the Stock Plan

                  10.4 Form of Restricted Stock Agreement between the Company and each of the named executive officers named on Schedule B to the Stock Plan

                  10.5 Employment Agreement between the Company and Herbert R. Douglas dated December 5, 1995

                  10.6 Amendment, dated May 1, 1997, to Employment Agreement between the Company and Herbert R. Douglas

                  10.7 Employment Agreement between the Company and Raymond J. Miller dated February 24, 1995

                  10.8 Amendment, dated April 7, 1995, to Employment Agreement between the Company and Raymond J. Miller

                  10.9 Amendment, dated May 1, 1997, to Employment Agreement between the Company and Raymond J. Miller

                  10.10      Employment Agreement between the Company and Jerome
                             L. Feller dated December 14, 1995

                  10.11 Amendment, dated May 1, 1997, to Employment Agreement between the Company and Jerome L. Feller

                  10.12      Severance Agreement between the Company and James
                             L. Berens dated January 29, 1996, conformed as amended May 1, 1997 and November 10, 1997

                  10.13      Severance Agreement between the Company and Joseph
                             J. Kassa dated February 5, 1996, conformed as amended May 1, 1997 and November 10, 1997

                  10.14      Revolving Credit Agreement among the
                             Company, various Lending Institutions and
                             The CIT Group/Business Credit, Inc., as
                             Agent, dated August 26, 1997

                  10.15 First Amendment, dated as of September 30, 1997, to the Revolving Credit Agreement

                  10.16 Transportation Agreement between the Company and Roadrunner Moving & Storage, Inc., dated February 11, 1998

                  21.1       Subsidiaries of the Company

                  27.1       Financial Data Schedule

                              WEINER'S STORES, INC.
                    INDEX TO HISTORICAL FINANCIAL STATEMENTS

                                                                        Page

         Management's Responsibility for Financial Reporting..............45

         Independent Auditors' Report.....................................46

         Balance Sheets...................................................47

         Statements of Operations.........................................48

         Statements of Changes in Stockholders' Equity (Deficiency).......49

         Statements of Cash Flows.........................................50

         Notes to Financial Statements ...................................51



Note: The financial condition and results of operations of the Company after giving effect to the Plan and the transactions contemplated thereby will not be comparable to the financial condition and results of operations of the Company as of any dates or for any periods prior to the Plan Effective Date. See "Financial Information -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

               MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

         The Company's management is responsible for the fair presentation of the financial statements and the related financial data presented in this Registration Statement. The statements were prepared in accordance with generally accepted accounting principles and include amounts determined by management's estimates and judgments, based on currently available information, which it believes are reasonable under the circumstances.
Actual results could differ from those estimates.

         The Company maintains a system of internal controls which management believes provides reasonable assurance that the financial statements are reliably prepared, assets are properly accounted for and safeguarded, and transactions are properly recorded and authorized. The concept of reasonable assurance implies that the cost of controls should not exceed their benefits, recognizing that limitations exist within any system.

         The Board of Directors oversees management's administration of the Company's financial and accounting policies and practices and the preparation of the financial statements. The Audit Committee, which consists of three non-management directors, meets regularly with management and the independent public accountants to review their activities. The independent public accountants have direct access to the Audit Committee and meet regularly with the Audit Committee, with and without management representatives present.



/s/ Raymond J. Miller
-----------------------------------------
Raymond J. Miller
Vice President and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders of Weiner's Stores, Inc.
Houston, Texas

We have audited the accompanying balance sheets of Weiner's Stores, Inc. as of January 31, 1998 (Successor Company balance sheet) and January 25, 1997 (Predecessor Company balance sheet), and the related statements of operations, changes in stockholders' equity (deficiency) and of cash flows for the twenty-three weeks ended January 31, 1998 (Successor Company operations), the thirty weeks ended August 25, 1997, and the years ended January 25, 1997 and January 27, 1996 (Predecessor Company operations). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 6 to the financial statements, on August 13, 1997 the Bankruptcy Court entered an order confirming the plan of reorganization of Weiner's Stores, Inc., which became effective after the close of business on August 25, 1997. Accordingly, the accompanying financial statements have been prepared in conformity with AICPA Statement of Position 90-7, "Financial Reporting for Entities in Reorganization Under the Bankruptcy Code" for the Successor Company as a new entity with assets, liabilities, and a capital structure having carrying values not comparable with prior periods as described in Note 7.

In our opinion, the Successor Company financial statements present fairly, in all material respects, the financial position of Weiner's Stores, Inc. as of January 31, 1998, and the results of its operations and its cash flows for the twenty-three weeks ended January 31, 1998 in conformity with generally accepted accounting principles. Further, in our opinion, the Predecessor Company financial statements referred to above present fairly, in all material respects, the financial position of the Predecessor Company as of January 25, 1997, and the results of its operations and its cash flows for the thirty weeks ended August 25, 1997 and the years ended January 25, 1997 and January 27, 1996 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
Houston, Texas
March 19, 1998

                              WEINER'S STORES, INC.
                                 BALANCE SHEETS

                                                          SUCCESSOR             PREDECESSOR
                                                          COMPANY               COMPANY
                                                          JANUARY 31, 1998      JANUARY 25, 1997
                                                    -------------------------   ---------------------

ASSETS
Current Assets:
   Cash and cash equivalents............................... $ 3,574,000    $    18,719,000
   Receivables.............................................   1,592,000          2,701,000
   Merchandise inventories.................................  49,881,000         53,617,000
   Prepaid expenses and other assets.......................   3,138,000          2,155,000
                                                           --------------   ---------------
      Total current assets.................................  58,185,000         77,192,000
                                                           --------------   ---------------
Excess Reorganization Value, net...........................   5,741,000              -
                                                           --------------   ---------------
Property and Equipment:
   Land....................................................     258,000            319,000
   Building - distribution center and office facility......   1,967,000          5,771,000
   Furniture, fixtures and leasehold improvements..........  16,262,000         40,745,000
                                                           -------------    ---------------
      Total................................................  18,487,000         46,835,000
   Less accumulated depreciation and amortization..........  (1,674,000)       (32,742,000)
                                                              ----------    --------------
      Total property and equipment, net....................  16,813,000         14,093,000
                                                              ----------    --------------
                                                            $80,739,000     $   91,285,000
                                                             ===========    ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
   (DEFICIENCY)
Current Liabilities:
   Trade accounts payable..................................   $  9,303,000  $     9,673,000
   Accrued expenses and other current liabilities..........      7,633,000        9,096,000
   Accrued reorganization expenses.........................              -        2,382,000
   Reserve for store closings..............................              -        1,313,000
                                                              -------------   -------------
      Total current liabilities............................     16,936,000       22,464,000
                                                              -------------   -------------
Other Liabilities..........................................        834,000          450,000
Long-Term Debt.............................................      5,000,000                -
Liabilities Subject to Settlement Under Reorganization
   Proceedings.............................................              -       92,817,000
                                                              -------------   -------------
Commitments and Contingencies (Notes 4, 9 and 11)
Stockholders' Equity (Deficiency):
   Common stock:
      Class A, voting, $100 par value; 10,000 shares issued
         and outstanding...................................               -        1,000,000
      Class A, nonvoting, $100 par value; 90,000 shares
         issued and outstanding............................               -        9,000,000
      $.01 par value; 50,000,000 shares authorized;
         19,000,000 shares issued and outstanding..........        190,000                -
   Additional paid-in capital..............................     63,664,000                -
   Retained deficit........................................     (5,885,000)     (34,446,000)
                                                              -------------   --------------
         Total stockholders' equity (deficiency)...........     57,969,000      (24,446,000)
                                                              -------------   --------------
                                                              $ 80,739,000    $  91,285,000
                                                              =============   ==============


The accompanying notes are an integral part of these financial statements.

                              WEINER'S STORES, INC.
                            STATEMENTS OF OPERATIONS



                                            Successor Company                          Predecessor Company
                                          ---------------------   -----------------------------------------------------------

                                           Twenty-three Weeks        Thirty Weeks             Year                 Year
                                                  Ended                  Ended                Ended                Ended
                                            January 31, 1998        August 25, 1997     January 25, 1997     January 27, 1996
                                          ---------------------   -----------------    -----------------    -----------------

Net sales..............................   $        103,322,000    $     160,315,000    $     263,666,000    $     260,712,000

Cost of goods sold.....................             72,308,000          106,350,000          179,164,000          179,934,000
                                          ---------------------   ------------------   ------------------   -----------------

Gross margin...........................             31,014,000           53,965,000           84,502,000           80,778,000

Selling, administrative and other operating
   costs...............................             36,748,000           50,309,000           88,580,000           96,872,000

Reorganization expense.................                      -            2,406,000           10,742,000            9,753,000

Impairment of assets...................                      -                    -            3,044,000                    -
                                          ---------------------   ------------------   ------------------   -----------------

Operating (loss) income................             (5,734,000)            1,250,000         (17,864,000)         (25,847,000)

Interest (expense) income, net.........               (151,000)              127,000              596,000             (58,000)

"Fresh start" adjustments..............                      -           (1,519,000)                   -                    -
                                          ---------------------   ------------------   ------------------   -----------------

Loss before income taxes and extraordinary
   gain................................             (5,885,000)            (142,000)         (17,268,000)         (25,905,000)

Deferred income tax benefit............                      -                    -               48,000              300,000
                                          ---------------------   ------------------   ------------------   -----------------

Loss before extraordinary gain.........             (5,885,000)            (142,000)         (17,220,000)         (25,605,000)

Extraordinary gain.....................                      -           18,683,000                    -                    -
                                          ---------------------   ------------------   ------------------   -----------------

Net (loss) income......................   $         (5,885,000)   $      18,541,000    $     (17,220,000)   $     (25,605,000)
                                          =====================   ==================   ==================   ==================

Net (loss) per common share............   $              (0.31)
                                          =====================

Weighted average number of common
   shares outstanding..................             19,000,000
                                          ====================



The accompanying notes are an integral part of these financial statements.

                              WEINER'S STORES, INC.
           STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                                   ADDITIONAL             RETAINED
                                              COMMON                 PAID-IN              EARNINGS
                                               STOCK                 CAPITAL              (DEFICIT)               TOTAL
                                        ------------------    ---------------------  -------------------   -------------------

Predecessor Company:
Balances at January 29, 1995.........   $       10,000,000    $                 -    $        8,379,000    $       18,379,000
   Net loss..........................                    -                      -           (25,605,000)          (25,605,000)
                                        -------------------   --------------------   -------------------   -------------------
Balances at January 27, 1996.........            10,000,000                     -           (17,226,000)           (7,226,000)
   Net loss..........................                    -                      -           (17,220,000)          (17,220,000)
                                        -------------------   --------------------   -------------------   -------------------
Balances at January 25, 1997.........            10,000,000                     -           (34,446,000)          (24,446,000)
   Net income for the thirty weeks ended
      August 25, 1997................                     -                     -            18,541,000            18,541,000
   Cancellation of stock of Predecessor
      Company........................          (10,000,000)                     -            15,905,000             5,905,000
   Issuance of Successor Company
      common stock...................              190,000             63,664,000                     -            63,854,000
                                        -------------------   --------------------   -------------------   ------------------
Successor Company:
Balances at August 26, 1997..........              190,000             63,664,000                     -            63,854,000
   Net loss for the twenty-three weeks
      ended January 31, 1998.........                    -                      -            (5,885,000)           (5,885,000)
                                        -------------------   --------------------   -------------------   -------------------
Balances at January 31, 1998.........   $          190,000    $        63,664,000    $       (5,885,000)   $       57,969,000
                                        ===================   ====================   ===================   ==================



The accompanying notes are an integral part of these financial statements.

                              WEINER'S STORES, INC.
                            STATEMENTS OF CASH FLOWS



                                            Successor Company                          Predecessor Company
                                          ---------------------   -----------------------------------------------------------
                                           Twenty-three Weeks        Thirty Weeks             Year                 Year
                                                  Ended                  Ended                Ended                Ended
                                            January 31, 1998        August 25, 1997     January 25, 1997     January 27, 1996
                                          ---------------------   -----------------    -----------------    -----------------


Cash Flows From Operating Activities:
  Net (loss) income...................   $           (5,885,000)   $      18,541,000    $     (17,220,000)   $      (25,605,000)
   Adjustments to reconcile net (loss)
      income to net cash (used in) provided
      by operating activities:
      Depreciation and amortization....               1,842,000            2,241,000            3,644,000             3,706,000
      Reorganization expense...........                       -            2,406,000           10,742,000             9,753,000
      "Fresh start" adjustments........                       -            1,519,000                    -                    -
      Extraordinary gain...............                       -          (18,683,000)                   -                    -
      Impairment of assets.............                       -                    -            3,044,000                    -
      Loss on disposition of assets....                  35,000                    -              329,000               916,000
      Deferred income taxes............                       -                    -              (48,000)             (300,000)
      Working capital (increases) decreases:
        Receivables....................               2,851,000           (1,960,000)           1,728,000            (1,498,000)
        Merchandise inventories........               5,389,000           (2,453,000)          (3,514,000)            9,992,000
        Prepaid expenses and other
          assets.......................                (792,000)            (241,000)              826,000              236,000
        Refundable income taxes........                       -                    -               412,000            2,485,000
        Accounts payable, accrued
          expenses and other
          liabilities..................             (17,555,000)            (664,000)           (4,349,000)          23,912,000
                                          ---------------------   ------------------   -------------------    -----------------
          Total adjustments............              (8,230,000)        (17,835,000)            12,814,000           49,202,000
                                          ---------------------   ------------------   -------------------    -----------------
      Net cash (used in) provided by
        operating activities...........            (14,115,000)             706,000           (4,406,000)            23,597,000
                                          ---------------------   -----------------    ------------------     -----------------
Cash Flows From Investing Activities:
   Capital expenditures................             (3,010,000)          (3,813,000)          (3,957,000)            (1,139,000)
   Proceeds on disposition of assets...                 26,000               61,000                8,000                182,000
                                          --------------------    -----------------    -----------------      -----------------
      Net cash used in investing activities         (2,984,000)          (3,752,000)          (3,949,000)              (957,000)
                                          --------------------   ------------------   ------------------      -----------------
Cash Flows From Financing Activities:
   Principal reduction in long-term debt                      -                   -                    -                (26,000)
   Net borrowings under revolving line of
      credit...........................              5,000,000                    -                    -              1,505,000
                                          --------------------    -----------------    -----------------      -----------------
      Net cash provided by financing
        activities.....................              5,000,000                    -                    -              1,479,000
                                          --------------------    -----------------    -----------------      -----------------
Net (Decrease) Increase In Cash and Cash
   Equivalents.........................            (12,099,000)          (3,046,000)          (8,355,000)            24,119,000
Cash and Cash Equivalents, beginning of
   period..............................             15,673,000           18,719,000           27,074,000              2,955,000
                                          ---------------------   -----------------    -----------------      -----------------
Cash and Cash Equivalents, end of period  $          3,574,000    $      15,673,000    $      18,719,000    $        27,074,000
                                          ====================    =================    =================     ==================



The accompanying notes are an integral part of these financial statements.

WEINER'S STORES, INC.
NOTES TO FINANCIAL STATEMENTS

(1)  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Weiner's Stores, Inc. ("WSI" or the "Company") operates, as of January 31, 1998, 128 family apparel stores in Texas and Louisiana. As more fully described in Notes 6 and 7, the Company emerged from Chapter 11 bankruptcy on August 26, 1997 and adopted the recommended "fresh start" reporting as set forth in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7").

         Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         Fiscal Year. The Company's fiscal year ends on the Saturday nearest January 31 of the following calendar year. Fiscal year 1997 contains 53 weeks, while fiscal years 1996 and 1995 each contained 52 weeks.

         Cash and Cash Equivalents. Cash and cash equivalents include temporary investments in short-term securities with original maturities of three months or less. These securities are primarily interest bearing government securities and are subject to minimal risk.

         Merchandise Inventory. Merchandise inventory is stated at the lower of cost (applied on a first-in, first-out basis using the retail inventory method) or market. Trade and purchase discounts are recorded as a reduction in inventory cost in the period in which the merchandise is received. Certain general and administrative costs associated with both the buying and the distribution of merchandise from the distribution center to the stores are included in inventory. These costs were approximately $2,396,000 and $2,043,000 at January 31, 1998 and January 25, 1997, respectively.

         Property and Equipment. Depreciation is provided using the 150% declining-balance method on the distribution center and office facility based on an average life of 28 years. Equipment is depreciated using the straight-line method based on an average useful life of ten years. Store fixtures and leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful life of ten years or the term of the lease. Expenditures for maintenance and repairs are charged to operations as incurred, while renewals and betterments are capitalized. Long-lived assets are reviewed for impairment upon occurrence of events or changes in circumstances that indicate that the carrying value of these long-lived assets may not be recoverable. Impaired assets are carried at the lesser of their carrying value or fair value.

         Pursuant to SOP 90-7, property and equipment were restated at approximate fair market value at August 26, 1997. Additions subsequent to August 26, 1997 are recorded at cost.

         Excess Reorganization Value. Excess reorganization value represents the adjustment of the Company's balance sheet for reorganization value in excess of amounts allocable to identifiable assets. Excess reorganization value is being amortized over 15 years. The Company evaluates, at least annually, whether events or circumstances have occurred that may impact the recoverability of excess reorganization value. Upon the occurrence of any such event or circumstance, the Company remeasures the realizable portion of excess reorganization value. Accumulated amortization as of and for the twenty-three weeks ended January 31, 1998 was $164,000.

         Income Taxes. Provision for income taxes is based on reported results of operations before income taxes. Deferred income taxes reflect the future tax consequences attributable to temporary differences between the Company's assets and liabilities for financial reporting and income tax purposes, using income tax rates in effect during the period presented. The effect of a change in existing income tax rates is recognized in the income tax provision in the period that includes the enactment date.

         Earnings per Common Share. Earnings per common share is computed as net
(loss) income divided by the weighted average number of common shares outstanding during the period. There is no difference between basic and diluted earnings per common share, as the inclusion of options to purchase 898,500 shares of common stock at $1.15 per common share would have an anti-dilutive effect. Earnings per share for prior periods is not presented as the information is not comparable and the Company believes it is not meaningful.

         Fair Value of Financial Instruments. The Company's financial instruments include cash and cash equivalents, receivables, trade accounts payable, accrued expenses and long-term debt. The fair values of cash and cash equivalents, receivables, trade accounts payable and accrued expenses approximate recorded amounts as a result of their short-term nature. The fair value of long-term debt approximates its recorded amount due to the floating interest rate.

         Store Preopening Expenses. Costs associated with the opening of new stores are expensed in the fiscal year that the store is opened.

         Advertising. The Company expenses advertising costs when the event advertised occurs. Advertising expense, included in selling, administrative and other operating costs in the accompanying statements of operations, was $7,166,000 for the thirty weeks ended August 25, 1997 (Predecessor Company), $5,436,000 for the twenty-three weeks ended January 31, 1998 (Successor Company), $12,702,000 in fiscal 1996 and $12,579,000 in fiscal 1995.

         Revenue Recognition Policy. The Company recognizes revenues at the point of sale.

         Recent Accounting Pronouncements. In fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share". For fiscal 1997, there is no difference between basic and diluted earnings per common share, as the inclusion of 898,500 options of common shares granted pursuant to the Company's 1997 Stock Incentive Plan (the "Stock Plan") would have an anti-dilutive effect.

         The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", effective for fiscal years beginning after December 15, 1997. The Company believes this statement will have no impact on its financial presentation. Further, FASB has issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information", also effective for fiscal years beginning after December 15, 1997. The Company does not have industry segments and does not believe this pronouncement will impact its financial presentation.

         Reclassifications. Certain prior year balances have been reclassified to conform to current year presentation.

(2)  ACCRUED EXPENSES

         Accrued expenses consist of the following:

                                       Successor          Predecessor
                                        Company             Company
                                  -----------------   -------------------

                                      January 31,         January 25,
                                         1998                1997
                                  -----------------   -------------------

Payroll and related benefits       $      1,661,000   $         1,924,000
Taxes other than income taxes             1,613,000             2,857,000
Rent and other related costs              2,123,000             2,273,000
Other                                     2,236,000             2,042,000
                                   ----------------   -------------------
         Total                     $      7,633,000   $         9,096,000
                                   ================   ===================



(3)  LONG-TERM DEBT

         On August 26, 1997, the Company entered into a revolving credit agreement, which provides a working capital facility of $40,000,000 and is secured by substantially all of the Company's assets. The agreement provides further that proceeds may be used solely to fund working capital in the ordinary course of business and for other general corporate purposes. The interest rates for this credit agreement are the reference rate thereunder plus 0.375% or, at the option of the Company, the Eurodollar rate thereunder plus 2.25%. The interest rate at January 31, 1998 was 8.875%. The working capital facility may also be used to fund letters of credit. During the Chapter 11 bankruptcy proceedings, the Company had available a debtor-in-possession financing agreement which provided a working capital facility of $30,000,000.

         At January 31, 1998, WSI had approximately $18,100,000 available under its working capital facility, after considering outstanding letters of credit of approximately $4,800,000 and borrowings of $5,000,000. The Company's peak borrowings under the working capital facility during fiscal year 1997, including outstanding letters of credit, were $14,279,000 in December 1997. The Company may prepay amounts outstanding under the working capital facility without penalty.

         The revolving credit agreement requires that the Company maintain certain financial covenants and stipulates certain borrowing limitations based on the Company's inventory levels. The revolving credit agreement also restricts future liens and indebtedness, sales of assets, and dividend payments. Capital expenditures are restricted to $7,000,000 in each of fiscal years 1997, 1998 and 1999 and to $5,000,000 for the period commencing January 30, 2000 and ending August 31, 2000, the expiration date of the agreement. As of January 31, 1998 the Company was in compliance with all covenants in relation to its revolving credit agreement.

         Cash interest paid was approximately $33,000 during the thirty weeks ended August 25, 1997 (Predecessor Company), $153,000 during the twenty-three weeks ended January 31, 1998 (Successor Company), $44,000 during fiscal 1996 and $828,000 during fiscal 1995.

(4)  LEASES

         The Company leases store locations under operating lease agreements, which expire at varying dates through 2009. Most of the store leases include renewal options for an additional 5 to 15 years, and require the company to pay taxes, insurance and certain common area maintenance costs in addition to specified minimum rents. Most of the store leases also require the payment of contingent rent based upon a specified percentage of sales in excess of a base amount.

         The Company paid $377,000 and $739,000 to related parties in minimum and contingent rents during fiscal years 1996 and 1995, respectively.

         Total rent expense for all operating leases was as follows:

                             Successor Company                                  Predecessor Company
                          ----------------------    --------------------------------------------------------------------------
                            Twenty-three weeks        Thirty weeks ended            Year ended                Year ended
                          ended January 31, 1998        August 25, 1997          January 25, 1997          January 27, 1996
                          ----------------------    ---------------------       ----------------------   ---------------------


Minimum rentals           $             3,950,000   $             5,426,000   $             9,994,000   $           12,284,000
Contingent rentals                         67,000                   419,000                   492,000                  373,000
                          -----------------------   -----------------------   -----------------------   ----------------------
         Total            $             4,017,000   $             5,845,000   $            10,486,000   $           12,657,000
                          =======================   =======================   =======================   ======================



         At January 31, 1998, future minimum rental payments under all noncancelable operating leases with initial or remaining lease terms of one year or more were as follows:

        Fiscal Year
        -----------

1998.......................   $       9,645,000
1999.......................           8,166,000
2000.......................           6,432,000
2001.......................           4,439,000
2002.......................           2,938,000
Thereafter.................           5,458,000
                              -----------------
         Total.............   $      37,078,000
                              =================



(5)  INCOME TAXES

         A reconciliation of the Company's effective tax rate with the statutory federal income tax rate is as follows:

                                   Successor Company                                    Predecessor Company
                                   -----------------          --------------------------------------------------------------------
                                         Twenty-
                                       three weeks              Thirty weeks
                                          ended                     ended                 Year Ended              Year Ended
                                       January 31,               August 25,               January 25,             January 27,
                                          1998                      1997                     1997                    1996
                                      -------------            --------------           --------------           -------------
Expense (benefit) at statutory rate        (34.0)%                    34.0%                   (34.0)%                 (34.0)%
Operating losses not providing
   current benefit                          34.0                      -                        33.7                    32.8
Operating loss carryforwards                 -                       (34.0)                    -                       -
                                      ----------------
                                                             ------------------       ------------------       -----------------
Effective rate                              -                         -                        (0.3)%                  (1.2)%
                                      ===============        ==================       ==================       =================


         Deferred tax assets and liabilities and the related valuation allowance were as follows:

                                                         JANUARY 31,                   JANUARY 25,
                                                            1998                          1997
                                                     ------------------            -----------------

Deferred tax liabilities - depreciation and other    $         450,000             $         450,000
                                                     ------------------            -----------------
Deferred tax assets:
   Operating loss carryforwards...........                  12,740,000                    16,889,000
   Targeted jobs credit carryforwards.....                     779,000                       779,000
   Accrued expenses and other.............                     863,000                     1,274,000
                                                     -----------------             -----------------
                                                            14,382,000                    18,942,000
Valuation allowance.......................                 (14,382,000)                  (18,942,000)
                                                     ------------------            -----------------
Deferred income taxes, net................           $         450,000             $         450,000
                                                     =================             =================


         The valuation allowance reduces deferred tax assets to the amount that the Company believes is most likely to be realized. At January 31, 1998, the Company had federal income tax net operating loss ("NOL") carryforwards of approximately $37,000,000. The NOL and targeted jobs credit carryforwards expire in various years through 2013.

         The amount of the NOL carryforwards and certain other tax attributes available to the Company as of the Effective Date (Note 6) were reduced substantially, to approximately $31,000,000 as a result of the discharge and cancellation of various prepetition liabilities under the Plan. Tax attributes remaining after the application of cancellation of indebtedness rules are subject to limitation-on-utilization rules. The federal tax code imposes limitations on the utilization of tax attributes, such as NOL carryovers, after certain changes in the ownership of a loss company. The Company is a loss company. The income tax benefit, if any, resulting from any future realization of the NOL carryforwards will be credited to Excess Reorganization Value and then to additional paid-in-capital.

(6)  PLAN OF REORGANIZATION

         On April 12, 1995 (the "Petition Date"), the Company filed a petition for reorganization under Chapter 11 ("Chapter 11") of the Federal Bankruptcy Code (the "Bankruptcy Code"). Subsequent to the Petition Date, the Company operated as a debtor-in-possession under the supervision of the United States Bankruptcy Court for the District of Delaware (the "Court"). As of the Petition Date, actions to collect prepetition indebtedness were stayed and other contractual obligations could not be enforced against the Company. In addition, under the Bankruptcy Code, the Company could reject leases and executory contracts. Parties affected by the rejections could file claims with the Court in accordance with the reorganization process. Substantially all liabilities as of the Petition Date were subject to settlement under a plan of reorganization that was to be voted on by the creditors and approved by the Court.

         As a result of extensive negotiations, the Company reached a compromise agreement with representatives of all of its major creditor constituencies, as well as the Predecessor Company's common stockholders. This compromise agreement was then incorporated into and became the Plan dated June 24, 1997, as amended. On August 13, 1997, the Court commenced a hearing that resulted in the entering of a court order confirming the Plan. The Plan became effective August 26, 1997.

         Pursuant to the Plan, on the Effective Date, all outstanding shares of common stock and any options, warrants or other agreements requiring the issuance of any such stock were extinguished. The Plan was designed to repay all priority creditors in full on the Effective Date or thereafter as provided in the Plan and to repay secured creditors in full over time with interest. Allowed unsecured claims totaling approximately $85,200,000 were cancelled in exchange for $5,000,000 of cash and 18,600,000 shares of newly issued common stock, par value $.01 per common share, of the reorganized company. An additional 400,000 shares of the newly issued common stock were issued to senior management. Consequently, a total of 19,000,000 shares of newly issued common stock of the Successor Company were issued under the Plan. In addition, the Plan authorized the issuance of options to purchase up to 1,000,000 shares of newly issued common stock of the Successor Company for the purposes of providing incentives intended to retain and motivate highly competent persons as key employees of the Company.

         In connection with the Chapter 11 proceedings, the Company incurred reorganization expenses as follows ($ in thousands):

                                                             PREDECESSOR COMPANY
                                        ---------------------------------------------------------------------
                                           THIRTY WEEKS
                                               ENDED                  YEAR ENDED               YEAR ENDED
                                            AUGUST 25,               JANUARY 25,              JANUARY 27,
                                               1997                      1997                     1996
                                        ---------------------------------------------------------------------

Professional fees                         $        1,894            $        3,258           $        2,887
Store/warehouse closings                             336                     4,438                    3,280
System and store reorganization
   costs                                             468                     1,289                    1,507
Administrative reorganization costs                  818                         8                    1,973
Adjustment of liabilities subject to
   settlement                                     (1,040)                    1,500                       -
Miscellaneous reorganization costs                   (70)                      249                      106
                                          ---------------           --------------           --------------
   Total                                  $         2,406           $       10,742           $        9,753
                                          ===============           ==============           ==============


(7)  "FRESH START" REPORTING

         In accounting for the effects of the reorganization, the Company has adopted the "fresh start" reporting provisions of Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), and reflected the effects of such adoption in the financial statements for the twenty-three weeks from inception (August 26, 1997) to January 31, 1998. SOP 90-7 is applicable because the pre- reorganization shareholders received less than 50% of the Successor Company's newly issued common stock and the enterprise value of the assets of the Successor Company is less that the total of all prepetition liabilities.

         In adopting "fresh start" reporting, the Company was required to determine its enterprise value, which represents the fair value of the entity before considering its liabilities. The Company's enterprise value was determined with the assistance of its financial advisors to be within a range that centered around a point estimate of $75,000,000. The enterprise value of the Company was determined by consideration of several factors and reliance on various valuation methods, including discounted future cash flows, market comparables and price/earning ratios.

         The adjustments to reflect the adoption of "fresh start" reporting, including the adjustments to record assets and liabilities at their fair market values, have been reflected in the accompanying financial statements as of August 25, 1997 as "fresh start" adjustments. In addition, the Successor Company's opening balance sheet was further adjusted to eliminate existing equity and to reflect the aforementioned $75,000,000 enterprise value, which includes the establishment of $5,905,000 of reorganization value in excess of amounts allocable to identifiable assets ("Excess Reorganization Value"). The Excess Reorganization Value is being amortized using the straight-line method over a 15-year useful life which is based on the average remaining life of the Company's operating leases.

         The effect of the Plan and "fresh start" reporting on the Successor Company's balance sheet as of August 26, 1997 is as follows ($ in thousands):


                                          Pre "Fresh Start"                                                       Post "Fresh Start"
                                           Balance Sheet       Extraordinary     "Fresh Start"                       Balance Sheet
                                          August 25, 1997        Gain (a)       Adjustments (b)      Other (c)      August 26, 1997
                                          ---------------     --------------    ---------------    -------------    ---------------
ASSETS
Current Assets:

  Cash and cash equivalents              $        15,673      $           -     $            -     $          -     $       15,673
   Receivables                                     4,662                  -               (219)               -              4,443
   Merchandise inventories                        56,069                  -               (800)               -             55,269
   Prepaid expenses and other assets               2,396                  -                (50)               -              2,346
                                          --------------      --------------    ---------------    -------------    --------------
     Total current assets                         78,800                  -             (1,069)                             77,731
Excess Reorganization Value                            -                  -                  -            5,905              5,905
Property and Equipment, net                       15,605                  -                  -                -             15,605
                                          --------------      -------------     --------------     ------------     --------------
                                          $       94,405      $           -     $       (1,069)    $      5,905     $       99,241
                                          ==============      =============     ===============    ============     ==============
LIABILITIES AND STOCKHOLDERS'
(DEFICIENCY) EQUITY
Current Liabilities:
   Accounts payable                       $       10,633      $           -     $          150     $          -     $       10,783
   Accrued expenses and other current
     liabilities                                  12,068             11,146                300                -             23,514
   Accrued reorganization expenses                 2,640             (2,640)                 -                -                  -
                                          --------------      --------------    --------------     ------------     --------------
     Total current liabilities                    25,341              8,506                450                              34,297
Other Liabilities                                    450                640                  -                -              1,090
Liabilities Subject to Settlement Under
   Reorganization Proceedings                     91,683            (91,683)                 -                -                  -
                                          --------------      --------------    --------------     ------------     --------------
Stockholders' (Deficiency) Equity:
   Common stock:
     Class A, voting, $100 par value               1,000                  -                  -           (1,000)                 -
     Class A, non-voting, $100 par
         value                                     9,000                  -                  -           (9,000)                 -
     $.01 par value, voting                            -                190                  -                -                190
   Additional paid-in capital                          -             63,664                  -                -             63,664
   Retained (deficit) earnings                   (33,069)            18,683             (1,519)          15,905                  -
                                          ---------------     -------------     ---------------    ------------     --------------
   Total stockholders' (deficiency)
     equity                                      (23,069)            82,537             (1,519)           5,905             63,854
                                          ---------------     --------------    ---------------    ------------     --------------
                                          $       94,405      $           -     $       (1,069)    $      5,905     $       99,241
                                          ===============     ==============    ===============    ============     ==============

(a) To record the settlement of liabilities subject to settlement under the Plan of Reorganization (Note 6).
(b) To record the adjustments to state assets and liabilities at fair value as of August 25, 1997.
(c) To record the adjustments to cancel old stock, to eliminate the cumulative deficit and to adjust assets to reflect the $75,000,000 enterprise value.

         The following unaudited pro forma statements of operations reflect the financial results of the Company for the years ended January 31, 1998 and January 25, 1997 as if the Plan had been effective as of the beginning of the periods presented ($ in thousands):

                                                                               YEAR ENDED JANUARY 31, 1998
                                                       --------------------------------------------------------------------------
                                                          Historical(a)                Adjustments                   Pro Forma
                                                       ----------------             ----------------             ----------------

Net sales                                               $       263,637             $              -             $       263,637
Cost of goods sold                                              178,658                            -                     178,658
                                                        ---------------             ----------------             ---------------
Gross margin                                                     84,979                            -                      84,979

Selling, administrative and other costs                          87,057                          230    (b)               87,287
Reorganization expense                                            2,406                       (2,406)   (c)
                                                        ----------------            -----------------
Operating loss                                                   (4,484)                       2,176                      (2,308)
Interest income (expense), net                                      (24)                           -                         (24)
"Fresh start" adjustments                                        (1,519)                       1,519    (c)                    -
                                                        ----------------            ----------------             ---------------
Loss before extraordinary gain                                   (6,027)                       3,695                      (2,332)
Extraordinary gain                                               18,683                      (18,683)   (c)                    -
                                                        ---------------             -----------------            ---------------
Net income (loss)                                       $        12,656             $        (14,988)            $        (2,332)
                                                        ===============             =================            ================


                                                                      YEAR ENDED JANUARY 25, 1997
                                                                      ----------------------------

                                                  Historical                  Adjustments                   Pro Forma
                                               ---------------             ----------------             ---------------

Net sales                                      $       263,666             $              -             $       263,666
Cost of goods sold                                     179,164                            -                     179,164
                                               ---------------             ----------------             ---------------
Gross margin                                            84,502                            -                      84,502

Selling, administrative and other costs                 88,580                          394    (b)               88,974
Reorganization expense                                  10,742                      (10,742)   (c)                    -
Impairment of assets                                     3,044                            -                       3,044
                                               ---------------             ----------------             ---------------
Operating loss                                         (17,864)                      10,348                      (7,516)
Interest income (expense), net                             596                            -                         596
                                               ---------------             ----------------             ---------------
Loss before income taxes                               (17,268)                      10,348                      (6,920)
Income tax benefit                                          48                            -                          48
                                               ---------------             ----------------             ---------------
Net (loss) income                              $       (17,220)            $         10,348             $        (6,872)
                                               ================            ================             ================


(a) Includes operating results for the twenty-three weeks from inception (August 26, 1997) to January 31, 1998 for the Successor Company and for the thirty weeks ended August 25, 1997 for the Predecessor Company.
(b)  To record amortization of the Excess Reorganization Value.
(c)  To eliminate the "fresh start" adjustments and reorganization expenses.


(8)  EXTRAORDINARY GAIN

         The Plan resulted in the discharge of an estimated $85,500,000 in prepetition claims against the Company through the distribution of $5,000,000 in cash and the issuance of 18,600,000 shares of common stock. The value of the cash and securities was less than the claims, resulting in an extraordinary gain of $18,683,000.

(9)  EMPLOYEE BENEFIT PLANS

         The Company sponsors the Weiner's Stores, Inc. 401(k) Plan. This is a defined contribution plan that covers all salaried employees and allows them to defer up to 15% of their income. Company contributions are at the discretion of the Board of Directors. No contributions were made by the Company in the fiscal years currently being reported.

         The Company also sponsors the Weiner's Stores, Inc. Employees' Profit Sharing Plan. Contributions to the profit sharing plan are at the discretion of the Board of Directors and are limited to the amount deductible under the current applicable tax codes. The Company contributed $5,000 per year for each of the three fiscal years ended January 31, 1998.

         The Company's 1997 Stock Incentive Plan (the "Stock Plan") is accounted for using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees", and related interpretations, under which no compensation cost has been recognized. In fiscal 1997, 900,000 stock options were granted. Had compensation cost for this plan been determined consistent with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", the Company's pro forma net loss per common share would not have been significantly different from reported amounts. There were no option grants prior to fiscal 1997.

         Under the Stock Plan, a committee of the Board of Directors may grant options to key employees to purchase common stock at not less than the fair market value at the date of the grant. These options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Board of Directors, provided that no stock option shall be exercisable later than 10 years after the date it is granted.

Further, the Stock Plan allows that the Board of Directors may grant stock awards consisting of common stock issued or transferred to participants as additional compensation with or without other payments to the Company. On the Effective Date pursuant to the Plan, 400,000 stock awards were granted. The Stock Plan allows the Board of Directors to grant options and awards up to the plan limit of 1,400,000 shares.

         A summary of options granted under the Stock Plan at January 31, 1998 is presented below:

                                                               Weighted Average
                                        Option Shares           Exercise Price
                                   ----------------------     ------------------

Outstanding, January 25, 1997                          -             $ -
Granted                                          900,000                1.15
Forfeited                                         (1,500)               1.15
                                   ----------------------              -----
Outstanding, January 31, 1998                    898,500               $1.15
                                   ======================              =====

Exercisable, January 31, 1998                     83,333               $1.15
                                   ======================              =====



         The Company has employment agreements with each of its three most senior officers, which prescribe a minimum base salary and severance payments if the executives are terminated for any reason other than cause. Further, the Company has entered into agreements with key employees in an effort to retain continuity for a meaningful period of time. In addition the Company, with respect to certain of its officers and key employees and without altering their employment at will status, has provided for a separation payment equal to six to twelve months base salary in the event of termination for any reason other than cause. If all officers and key employees, including the three most senior officers, were terminated, the Company's estimated aggregate severance payment obligations would be approximately $1,750,000.

(10)  IMPAIRMENT OF ASSETS

         At the beginning of fiscal 1996, the Company implemented the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As a result of management's decision to replace their store point-of-sale equipment with more advanced equipment in the future, an impairment expense of $3,044,000 was recorded in fiscal 1996. This charge reduces the carrying value of such equipment to a minimal amount based on management's opinion that the fair value of the equipment at the time of its disposal will be minimal. In assessing impairment, the Company compares the undiscounted cash flow, excluding interest, to the carrying value of the related assets.

(11)  COMMITMENTS AND CONTINGENCIES

         There are various suits and claims against the Company that have arisen in the normal course of business, none of which, in the opinion of management, will have a material effect on the Company.

         On February 11, 1998, the Company entered into an agreement with a Houston, Texas based transportation service to provide delivery of all merchandise received at the Company's central distribution center to its stores. The three year agreement is effective April 6, 1998 and expires May 1, 2001. As part of the agreement, the transportation service will acquire all of the trucks and trailers owned by the Company. There should be no significant impact to the Company's financial statements by changing to an outside service to provide its transportation needs.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                                     WEINER'S STORES, INC.



Date: April 14, 1998                                 BY:/S/ RAYMOND J. MILLER
                                                        ------------------------
                                                        RAYMOND J. MILLER
                                                        VICE PRESIDENT AND CHIEF
                                                        FINANCIAL OFFICER

                                  EXHIBIT INDEX

                  Exhibit
                     No.                      Description
                  -------      -------------------------------------------

                  2.1 Weiner's Stores, Inc.'s Amended Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated June 24, 1997

                  2.2 Modification of the Weiner's Stores, Inc.'s Amended Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, made pursuant to the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code, dated August 13, 1997

                  3.1        Restated Certificate of Incorporation of the
                             Company

                  3.2        Restated Bylaws of the Company

                  4.1 Registration Rights Agreement between the Company and Texas Commerce Bank N.A., dated August 26, 1997

                  4.2        Form of Specimen Common Stock Certificate

                  10.1       Weiner's Stores, Inc. 1997 Stock Incentive Plan

                  10.2 Form of Incentive Stock Option Agreement between the Company and each of the eligible employees pursuant to Schedule A of the Stock Plan

                  10.3 Form of Nonqualified Stock Option Agreement between the Company and each of the eligible employees pursuant to Schedule A of the Stock Plan

                  10.4 Form of Restricted Stock Agreement between the Company and each of the named executive officers named on Schedule B to the Stock Plan

                  10.5 Employment Agreement between the Company and Herbert R. Douglas dated December 5, 1995

                  10.6 Amendment, dated May 1, 1997, to Employment Agreement between the Company and Herbert R. Douglas

                  10.7 Employment Agreement between the Company and Raymond J. Miller dated February 24, 1995

                  10.8 Amendment, dated April 7, 1995, to Employment Agreement between the Company and Raymond J. Miller

                  10.9 Amendment, dated May 1, 1997, to Employment Agreement between the Company and Raymond J. Miller

                  10.10      Employment Agreement between the Company and Jerome
                             L. Feller dated December 14, 1995

                  10.11 Amendment, dated May 1, 1997, to Employment Agreement between the Company and Jerome L. Feller

                  10.12      Severance Agreement between the Company and James
                             L. Berens dated January 29, 1996, conformed as amended May 1, 1997 and November 10, 1997

                  10.13      Severance Agreement between the Company and Joseph
                             J. Kassa dated February 5, 1996, conformed as amended May 1, 1997 and November 10, 1997

                  10.14      Revolving Credit Agreement among the
                             Company, various Lending Institutions and
                             The CIT Group/Business Credit, Inc., as
                             Agent, dated August 26, 1997

                  10.15 First Amendment, dated as of September 30, 1997, to the Revolving Credit Agreement

                  10.16 Transportation Agreement between the Company and Roadrunner Moving & Storage, Inc., dated February 11, 1998

                  21.1       Subsidiaries of the Company

                  27.1       Financial Data Schedule